TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
December 4, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report of Consolidated Financial Summary dated November 21, 2002 and reference materials relating thereto;

2. Report of Non-consolidated Financial Summary dated November 21, 2002 and reference materials relating thereto;

3. Press release dated November 21, 2002 and entitled "Semi-Annual Business Report for Six Months Ended September 30, 2002";

4. Supplementary Materials for Six Months Ended September 30, 2002 Financial Results;

5. Supplementary Data for Six Months Ended September 30, 2002 Non-Consolidated Financial Results at Press Conference;

6. Press release dated November 21, 2002 and entitled "Disclosure of Embedded Value";

7. Press release dated November 21, 2002 and entitled "Reduction of Assumed Investment Yield for Single Premium Insurance Products and Discounted Rate Applicable to Policies with Prepaid Premium"; and

8. Annual Report 2002.

dlw 12/18

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

CONSOLIDATED FINANCIAL SUMMARY

(for six months ended September 30, 2002)

November 21, 2002

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: November 21, 2002
Application of U.S. Accounting Standards: No

1. Consolidated Operating Results for Six Months Ended September 30, 2002

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
Six months ended Sept. 30, 2002	¥617,238 million	(1.0)%	¥19,278 million	116.1%	¥3,068 million	— %
Six months ended Sept. 30, 2001	¥623,773 million	(7.0)%	¥8,919 million	(80.3)%	¥10,016 million	— %
FY 2002 ended Mar. 31, 2002	¥1,316,283 million	(3.1)%	¥44,037 million	(47.7)%	¥9,541 million	— %

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended Sept. 30, 2002	¥2,045.34	¥ —
Six months ended Sept. 30, 2001	¥6,677.82	¥ —
FY 2002 ended Mar. 31, 2002	¥6,361.14	¥ —

Notes: 1. Equity in net income of affiliated companies: ¥(1,599) million for six months ended September30, 2002, ¥40 million for six months ended September 30, 2001 and ¥195 million for the year ended March 31, 2002, respectively.

2. Average number of outstanding shares during the term (consolidated): six months ended September30, 2002: 1,500,000, six months ended September30, 2001: None, the year ended March31, 2002: None

3. Changes in method of accounting: None

4. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous term.

5. Daido Life was a mutual company through March 31, 2002. Please refer to P.3 of this material for computations of net income and net income per share.

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2002	¥6,006,163 million	¥174,880 million	2.9%	¥116,586.87
As of September 30, 2001	¥5,878,882 million	¥132,090 million	2.2%	¥ 80,060.55
As of March 31, 2002	¥6,010,457 million	¥166,991 million	2.8%	¥111,327.38

Notes: 1. Number of outstanding shares at the end of the term (consolidated): at September30, 2002: 1,500,000, at September30, 2001: None, at March31, 2002: None

2. Daido Life was a mutual company through March 31, 2002. Please refer to P.3 for computations of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Six months ended Sept. 30, 2002	¥ 83,530 million	¥(59,762) million	¥24,437 million	¥444,321 million
Six months ended Sept. 30, 2001	¥ 19,724 million	¥(61,454) million	¥(7,041) million	¥444,467 million
FY 2002 ended Mar. 31, 2002	¥100,838 million	¥(160,061) million	¥(37,042) million	¥396,477 million

(4) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	11
Number of non-consolidated subsidiaries accounted for by the equity method:	None
Number of affiliates accounted for by the equity method:	10

(5) Change in Scope of Consolidation and Application of Equity Method:

Number of companies newly consolidated:	None
Number of company excluded from consolidation:	1
Number of companies newly accounted for by the equity method:	2
Number of companies excluded from the equity method of accounting:	1

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 – March 31, 2003)

	Ordinary Revenue	Ordinary Profit	Net Income
FY 2002 ending Mar. 31, 2003	¥1,178,000 million	¥55,000 million	¥14,000 million

Note: Projected net income per share for the year ending March 31, 2003 is ¥9,333.33.

The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review—Forecast for the Year Ending March 31, 2003."

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in its income statements.

Six Months Ended September 30, 2001

For six months ended September 30, 2001, the company did not account for provision for reserve for policyholder dividends. Shareholders' equity at September 30, 2001 represents the total equity in the balance sheets.

Net income per share

Net income / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity per share

Shareholders' equity / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2002

For the fiscal year ended March 31, 2002, the company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after demtualization, a sum corresponding to the reserve for policyholder dividend of a mutual company was recorded as the allowance for policyholder dividend, and the provision for allowance for policyholder dividend was accounted for as an expense.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders were paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity and reclassified into accrued liabilities simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

Net income

net income [¥9,541 million] :(a)

Net income per share

net income [¥9,541 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity

total equity at end of fiscal year [¥172,551 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,836,472 million] + minority interests at end of fiscal year [¥1,433 million] + total equity at end of fiscal year [¥172,551 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note:If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in propotion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387).

(References)

I. Subsidiaries and Affiliates

The Company consists of Daido Life Insurance Company, 11 subsidiaries and 10 affiliates.

Daido Life Insurance Company

- ***Insurance and Insurance-Related Business*** (4 companies)
  - **Insurance**
    - # T&D Financial Life Insurance Company (Life insurance company)
  - **Insurance-Related**
    - * Daido Management Service Co., Ltd. (Insurance agent)
    - * Daido Life Confirm Co., Ltd. (Policyholder confirmation)
    - # T&D Confirm Ltd. (Policyholder confirmation)
- ***Investment-Related Business*** (8 companies)
  - **Investment Advisory**
    - # T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
    - # T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
    - # Sinopia T&D Asset Management Co., Ltd. (Investment advisory services)
  - **Real Estate Investment**
    - * Daido Properties Investment Inc. (Real estate investment)
  - **Other**
    - * Daido Life Leasing Co., Ltd. (Leasing)
    - * Daido Life Credit Service Co., Ltd. (Money lending business)
    - # T&D Taiyo Daido Lease Ltd. (Leasing)
    - # T&D Asset Management Cayman Inc. (Partnership for management and administration)
- ***Administration-Related Business*** (8 companies)
  - **Administration-Related**
    - * Daido Life Customer Services Co., Ltd. (Back office services)
  - **General Affairs and Calculation-Related**
    - * Zenkoku Business Centre Co., Ltd. (Premium collection)
    - * Daido Life Calculation Centre Co., Ltd. (Computer processing)
    - * Nihon System Shuno, Inc. (Premium collection)
    - * Daiko Building Service Co., Ltd. (Building cleaning)
    - # T&D Information System Service Co, Ltd. (Computer processing)
    - # T&D Premium Collection Service Co., Ltd. (Premium collection)
    - # T&D Information Systems, Ltd. (Computer processing)
- ***Other Businesses*** (1 companies)
  - **Others**
    - * Daido Kosan Co., Ltd. (Sales of products and maintenance of land and buildings)

Notes:

*1. Companies marked by * represent consolidated subsidiaries, and companies marked by # represent affiliated companies accounted for by the equity method.*

II. Management Principles and Goals

1. Basic Management Principles

Daido Life has a corporate vision that emphasizes two goals—"to be the first choice of small and medium-sized enterprises (SMEs) as the most reliable life insurance company in all aspects" and "to achieve sustainable growth in its corporate value through the development of its core business." The Company's core business involves the marketing of individual term life insurance products in the SME market through tie-ups with affinity groups.

Based on its corporate vision, the Company is striving to inspire its customers' trust and respond to the expectations of its shareholders by implementing the following three management policies:

a. maintaining and increasing the soundness of management, appropriately managing risk, and taking other measures required to build a solid corporate base that encourages customers to select the Company while feeling assured of the Company's professional capabilities;

b. consistently providing products and services that offer the best value for customers, based on a basic corporate posture that encourages the seeking of new challenges and a rapid response to these challenges; and

c. recognizing that the quality of any organization depends on the quality of the people within it and therefore developing and posting employees with high levels of specialized knowledge and exceptional ethical standards who inspire customers' trust.

2. Basic Profit Distribution Principles

Because the life insurance industry is engaged in business operations that have a strong influence on the general level of public welfare, Daido Life believes it to be important that it maintains strong operating bases.

Daido Life's basic profit distribution policy has the fundamental goal of distributing a stable level of dividends to shareholders while strengthening capital base with due consideration to ensuring operating stability. However, because Daido Life was a mutual company through March 31, 2002, and hence had no balance sheet as a joint stock company as of that date, it will not distribute shareholder dividends for the interim term ended September 30, 2002.

3. Medium-Term Strategy

The medium-term management plan that Daido Life began implementing from April 2002, calls for selectively concentrating corporate resources and undertaking strategic differentiation to further strengthen the Company's unique business model of focusing on the SME market.

In addition, the plan calls for efforts to promote greater efficiency and thereby boost profitability while also taking measures to ensure appropriate risk management and rigorous legal and regulatory compliance throughout its operations.

The plan also calls for creating an even more solid operating foundation by strengthening the T&D Life Group, which was created based on a broad business alliance with Taiyo Mutual Life Insurance Co. with a view to the future establishment of a common holding company.

The medium-term management plan is promoting the following five strategies:

a. concentrating on its core business to expand its market share (*market-channel strategy*),

b. addressing customer needs to strengthen the competitiveness of products and services (*products and services strategy*),

c. developing its asset management business to increase profit (*asset management business strategy*),

d. strengthening profit management and risk management capabilities to establish an even more solid operating base (*profit management and risk management strategy),* and

e. strengthening systems of the T&D Life Group and employing various types of systems to upgrade capabilities for providing financial services (*alliance strategy*).

4. Corporate Governance Measures

The Company has proactively recruited outside directors and auditors (Directors: one lawyer, Auditors: two lawyers) so that the views of experienced professionals from outside the Company will be reflected in the Company's management.

Upon becoming a publicly listed joint stock corporation on April 1, 2002, the Company recognizes that the primary corporate governance strengthening measures are those that ensure serious attention is given to the opinions of its shareholders.

5. Future Tasks

Although the Japanese government's general anti-deflation measures are expected to take effect, the future of the Japanese economy remains unpredictable as weakness in capital investment persists, rates of unemployment and corporate bankruptcies remain high, and concerns over the fate of the U.S. economy are on the rise.

Japanese life insurers are expected to face increasingly intense competition due to the widespread over-the-counter marketing of life insurance products by banks and the progressive development of other new business models against the backdrop of deregulation and regulatory relaxation.

Aiming to maintain a high degree of financial soundness and improve profitability amid

this operating environment, the Company believes it must take measures regarding the following tasks.

(1) Strengthening Core Business

By concentrating operating resources in the Company's core, providing products and services that meet customer needs, and further increasing the productivity of in-house sales representative and sales agent channels, the Company will further strengthen its superior position in the SME market.

(2) Strengthening Systems to Increase Profitability

To pursue a sustained increase in corporate value as a joint stock corporation, the Company will proceed with measures to increase the sophistication of its profit management and risk management systems and work to further strengthen its profitability and financial soundness.

The Company also intends to quickly and appropriately respond to issues such as those related to the strengthening of product development, asset management, and IT capabilities, as well as the augmentation of administrative efficiency and the rigor of compliance systems.

(3) Increasing the Competitive Strength and Expanding the Scale of the T&D Life Group with a View to Establishing a Holding Company

Aiming to quickly realize the objective of establishing a holding company in cooperation with Taiyo Mutual Life Insurance Co., the Company will steadily proceed with preparatory measures and work to increase the benefits of the alliance.

III. Financial Review

1. Business Results

(1) Overview of Operations during the interim term under Review

a) Results of Operations (Consolidated basis)

During the interim term under review, the Company's ordinary revenue declined by 1.0%, or ¥6.5 billion, from the level of the same half of the previous fiscal year, to ¥617.2 billion, reflecting a 2.3% increase in income from insurance premiums, to ¥515.8 billion, a 5.0% increase in investment income/gains to ¥91.7 billion, and a 70.3% decrease in other ordinary income to ¥9.5 billion. The decrease in other ordinary income was due to the reversal of policy reserves stemming from an increase in surrender payments in the same half of the previous fiscal year.

Ordinary expenses declined 2.7%, or ¥16.8 billion, to ¥597.9 billion, owing to such changes as a 6.8% decrease in insurance claims and other payments, to ¥433.5 billion, a 13.1% decrease in investment expenses/losses, to ¥73.6 billion, and a 4.2% increase in operating expenses, to ¥55.9 billion. The decrease in investment expenses/losses was due mainly to substantial decreases in the losses from monetary trusts (down 61.3%, to ¥6.6 billion) and the losses on sale of securities (down 43.0%, to ¥7.2 billion), which compensated for the 49.3% increase in devaluation losses on securities, to ¥28.9 billion, which was attributable to the weakness of the stock market and the change of the standard for calculating devaluation losses. This change in the Company's standard for calculating devaluation losses on securities was implemented for the sake of conducting more aggressive impairment on marketable securities in line with our policy of enhancing asset quality. The standard for calculating devaluation losses on such marketable securities as domestic and foreign stocks has been changed to all losses when the rate of decline of the market value is 30% or more of the book value.

As a consequence, ordinary profit increased 116.1%, or ¥10.3 billion compared with the same half of the previous fiscal year, to ¥19.2 billion.

Extraordinary gains decreased 36.8%, to ¥2.7 billion, while extraordinary losses increased 128.3%, to ¥4.1 billion.

After accounting for extraordinary gains and losses as well as provision for reserve for policyholder dividends and income taxes, net income for the interim term amounted to ¥3.0 billion.

b) Sales Results (Non-consolidated basis)

The new policy amount of individual insurance and annuities for the interim term (including the net increase from conversions) edged up 0.8% compared with the same half of the previous

fiscal year, to ¥2,296.4 billion.

At the end of the interim term under review, the total policy amount in force of individual insurance and annuities was ¥39,086.3 billion, up 0.4%, or ¥157.1 billion, from the level at the end of the previous fiscal year.

The total policy amount in force of individual term life insurance was ¥34,526.5 billion, up 0.6%, or ¥217.5 billion compared with the end of the previous fiscal year.

c) Other Important Performance Items

The Company's core profit (*kiso rieki*, a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the interim term decreased 6.6%, to ¥38.7 billion compared with the same half of the previous fiscal year.

At the end of the interim term under review, the Company's solvency margin ratio (a measure of insurance companies' financial soundness) was 824.9%, up 52.9 percentage points from the level at the end of the previous fiscal year.

(2) Forecast for Year Ending March 31, 2003

The Company's performance forecast for the fiscal year ending March 31, 2003 has been revised as follows reflecting the results of the interim term under review:

On a non-consolidated basis, due to larger than expected income from insurance premiums during the interim term as well as gains on sale of securities and gains from derivatives, ordinary revenue is projected to exceed the initial forecast of ¥1,103.0 billion by 6.3 %, and amount to ¥1,172.0 billion. However, because ordinary expenses are expected to increase due to such factors as the greater than expected devaluation losses from securities, ordinary profit is expected to fall short of the initial forecast of ¥69.0 billion by 20.3 %, and amount to ¥ 55.0 billion. Since extraordinary losses on the disposal of real estate that were anticipated in the initial forecast are now expected to not occur, net income is projected to amount to the originally forecast total of ¥15.0 billion.

On a consolidated basis, because the loss related to equity-method affiliate T&D Financial Life Insurance Company is expected to exceed initial projections, net income is anticipated to fall short of the initial forecast of ¥15.0 billion by 6.7 %, and amount to ¥ 14.0 billion.

The Company anticipates that cash dividends per share for the fiscal year ending March 31, 2003, will amount to ¥3,000.

2. Financial Position

(1) Balance Sheet Position

At the balance sheet date, total assets amounted to ¥6,006.1 billion, down 0.1% from the end of the previous fiscal year.

Looking at principal asset items, securities comprised principally of domestic bonds amounted to ¥3,998.8 billion, down 1.4%. Loans totaled ¥1,165.5 billion, up 1.0%, and cash and deposits and call loans were ¥439.2 billion, up 21.2%.

Total liabilities were ¥5,831.2 billion, down 0.1%, and the bulk of this figure was comprised of policy reserve, which amounted to ¥5,404.5 billion, up 0.4%.

Total equity was ¥174.8 billion, up 1.3%.

(2) Cash Flows

Consolidated cash flows for the interim term under review were as follows.

Net cash provided by operating activities increased ¥63.8 billion compared with the same half of the previous fiscal year, to ¥83.5 billion, due to income from insurance premiums exceeding insurance claims and other payments.

Net cash used in investing activities decreased ¥1.6 billion, to ¥59.7 billion.

Net cash provided by financing activities increased by ¥31.4 billion, to ¥24.4 billion. This primarily reflected the issuance of commercial paper.

As a result, cash and cash equivalents at the end of the interim term totaled ¥444.3 billion, up ¥47.8 billion from the start of the term.

Profit/Loss Status for the Six Months Ended September 30, 2002 (Consolidated)

(Millions of Yen, %)

	Six Months Ended September 30, 2001	Six Months Ended September 30, 2002	Increase (decrease)	% change	Fiscal Year Ended March 31, 2002
Ordinary Revenue	623,773	617,238	(6,534)	99.0 %	1,316,283
Income from insurance premiums and others	504,180	515,888	11,707	102.3	1,059,445
Income from insurance premiums	503,481	515,398	11,916	102.4	1,057,881
Investment income/gains	87,397	91,794	4,397	105.0	246,104
Interests, dividends and income from real estate for rent	67,065	63,150	(3,914)	94.2	155,683
Gains on sale of securities	13,188	13,173	(14)	99.9	88,599
Gains from derivatives, net	7,014	15,135	8,121	215.8	—
Other ordinary income	32,155	9,555	(22,600)	29.7	10,537
Reversal of policy reserve	24,220	—	(24,220)	—	—
Equity in net income of affiliated companies	40	—	(40)	—	195
Ordinary Expenses	614,853	597,959	(16,893)	97.3	1,272,245
Insurance claims and other payments	465,193	433,521	(31,671)	93.2	907,444
Insurance claims	156,569	158,694	2,125	101.4	297,441
Insurance benefits	129,697	127,794	(1,903)	98.5	266,487
Surrender payments	142,924	106,682	(36,242)	74.6	269,970
Provision for policy and other reserves	781	23,228	22,447	2,973.6	31,543
Investment expenses/losses	84,740	73,622	(11,118)	86.9	205,609
Losses from monetary trust, net	17,286	6,696	(10,590)	38.7	30,189
Losses on sale of securities	12,744	7,270	(5,474)	57.0	56,136
Devaluation losses on securities	19,398	28,952	9,554	149.3	54,222
Operating expenses	53,700	55,951	2,250	104.2	105,822
Other ordinary expenses	10,437	10,036	(401)	96.2	21,824
Equity in net loss of affiliated companies	—	1,599	1,599	—	—
Ordinary Profit	8,919	19,278	10,359	216.1	44,037
Extraordinary Gains	4,328	2,737	(1,590)	63.2	6,832
Extraordinary Losses	1,825	4,166	2,341	228.3	33,998
Provision for allowance for policyholder dividends	—	—	—	—	30,662
Extraordinary Gains (Losses)	2,502	(1,429)	(3,932)	—	(27,166)
Provison for reserve for policyholder dividends	—	12,240	12,240	—	—
Income before Income Taxes	11,422	5,608	—	—	16,871
Income Taxes					
Current	6,413	15,011	8,598	234.1	10,130
Deferred	(5,063)	(12,470)	(7,407)	246.3	(2,961)
Minority Interests	55	0	(55)	—	160
Net Income	10,016	3,068	—	—	9,541

Principle Business Performance for Six Months Ended September 30, 2002 (Non-Consolidated)

(Millions of Yen, %)

	Six Months Ended September 30, 2001	Six Months Ended September 30, 2002	Increase (decrease)	% Change	Fiscal Year Ended March 31, 2002
New Policy Amount	2,278,280	2,296,478	18,197	100.8	4,570,422
Individual term life insurance	2,156,338	2,126,036	(30,302)	98.6	4,292,917
Policy Amount in Force	38,929,108	39,086,303	157,195	100.4	38,837,347
Individual term life insurance	34,309,043	34,526,552	217,508	100.6	34,112,312
Core Profit	41,516	38,788	(2,728)	93.4	109,889
Solvency Margin Ratio	772.0%	824.9%	52.9%	—	717.0%

Notes:

1.New policy amount and policy amount in force are total of individual insurance and individual annuities, respectively.

2.% change for policy amount in force is the change from the previous fiscal year end.

IV. Unaudited Interim Financial Statements

Unaudited Consolidated Balance Sheets

(in millions of yen)	As of 30th September, 2001	%	As of 30th September, 2002	%	As of 31st March, 2002	%
Assets:						
Cash and Deposits	¥ 351,072	6.0	¥ 279,245	4.6	¥ 178,391	3.0
Call Loans	72,000	1.2	160,000	2.7	184,000	3.1
Monetary Claims Purchased	26,999	0.5	11,998	0.2	42,394	0.7
Monetary Trusts	188,061	3.2	81,972	1.4	95,195	1.6
Securities	3,811,716	64.8	3,998,832	66.6	4,053,640	67.4
Loans	1,113,982	19.0	1,165,537	19.4	1,153,654	19.2
Property and Equipment	178,307	3.0	177,652	3.0	184,226	3.1
Due from Agency	0	0.0	2,395	0.0	2,409	0.0
Due from Reinsurers	1,046	0.0	1,103	0.0	1,480	0.0
Other Assets	54,719	0.9	56,369	0.9	56,863	0.9
Net Deferred Tax Asset	94,739	1.6	79,167	1.3	69,789	1.2
Reserve for Possible Loan Losses	(13,762)	(0.2)	(8,112)	(0.1)	(11,590)	(0.2)
Total Assets	¥ 5,878,882	100.0	¥ 6,006,163	100.0	¥ 6,010,457	100.0
Liabilities:						
Policy Reserves						
Reserve for outstanding claims	¥ 41,566		¥ 43,945		¥ 47,805	
Policy reserve	5,331,483		5,404,576		5,381,993	
Reserve for policyholder dividends	129,646		140,013		113,659	
Total Policy Reserves	5,502,696	93.6	5,588,535	93.1	5,543,459	92.2
Due to Agency	0	0.0	-	-	0	0.0
Due to Reinsurers	1,122	0.0	666	0.0	699	0.0
Other Liabilities	153,654	2.6	151,474	2.5	171,881	2.9
Reserve for Employees' Retirement Benefits	60,396	1.0	61,816	1.0	61,665	1.0
Reserve for Losses on Sale of Loans	62	0.0	63	0.0	63	0.0
Allowance for Policyholder Dividends	-	-	-	-	30,662	0.5
Reserve for Price Fluctuations	27,392	0.5	28,726	0.5	28,042	0.5
Total Liabilities	5,745,325	97.7	5,831,283	97.1	5,836,472	97.1
Minority Interests	1,466	0.0	-	-	1,433	0.0
Equity:						
Revaluation Reserve	53	0.0	-	-	53	0.0
Reserve for Redemption of Fund	35,000	0.6	-	-	35,000	0.6
Surplus	95,851	1.7	-	-	95,376	1.6
Net Unrealised Gains on Securities	1,050	0.0	-	-	41,641	0.7
Translation Adjustments	136	0.0	-	-	479	0.0
Total Equity	132,090	2.3	-	-	172,551	2.9
Capital	-	-	75,000	1.2	-	-
Capital Surplus	-	-	54	0.0	-	-
Retained Earnings	-	-	52,808	0.9	-	-
Net Unrealised Gains on Securities	-	-	47,192	0.8	-	-
Translation Adjustments	-	-	(174)	(0.0)	-	-
Total Equity	-	-	174,880	2.9	-	-
Total Liabilities, Minority Interests and Equity	¥ 5,878,882	100.0	¥ 6,006,163	100.0	¥ 6,010,457	100.0

See notes to unaudited consolidated interim financial statements.

Unaudited Consolidated Statements of Operations

(in millions of yen)	Six months ended 30th September, 2001	%	Six months ended 30th September, 2002	%	Year ended 31st March, 2002	%
Ordinary Revenue:						
Income from Insurance Premiums	¥ 504,180		¥ 515,888		¥ 1,059,445	
Investment Income / Gains:						
Interest, dividends and income from real estate for rent	67,065		63,150		155,683	
Gains on investments in trading securities, net	-		-		592	
Gains on sale of securities	13,188		13,173		88,599	
Gains from derivatives, net	7,014		15,135		-	
Other investment income	128		334		1,229	
Total Investment Income / Gains	87,397		91,794		246,104	
Other Ordinary Income	32,155		9,555		10,537	
Equity in Net Income of Affiliated Companies	40		-		195	
Total Ordinary Revenue	623,773	100.0	617,238	100.0	1,316,283	100.0
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	156,569		158,694		297,441	
Annuity payments	10,859		13,188		22,768	
Insurance benefits	129,697		127,794		266,487	
Surrender payments	142,924		106,682		269,970	
Other payments	25,142		27,162		50,776	
Total Insurance Claims and Other Payments	465,193		433,521		907,444	
Provision for Policy and Other Reserves:						
Provision for outstanding claims	-		-		3,703	
Provision for policy reserve	-		22,582		26,289	
Interest portion of reserve for policyholder dividends	781		645		1,550	
Total Provision for Policy and Other Reserves	781		23,228		31,543	
Investment Expenses / Losses:						
Interest expense	35		22		68	
Losses from monetary trusts, net	17,286		6,696		30,189	
Losses on investments in trading securities, net	286		3,826		-	
Losses on sale of securities	12,744		7,270		56,136	
Devaluation losses on securities	19,398		28,952		54,222	
Losses from derivatives, net	-		-		25,925	
Foreign exchange losses, net	3,920		366		10,034	
Write-off of loans	317		58		3,621	
Depreciation of real estate for rent	1,550		1,518		3,250	
Other investment expenses	1,796		2,367		3,282	
Losses from special accounts, net	27,403		22,543		18,879	
Total Investment Expenses / Losses	84,740		73,622		205,609	
Operating Expenses	¥ 53,700		¥ 55,951		¥ 105,822	

(Continued)

(in millions of yen)		Six months ended 30th September, 2001	%		2002	%		Year ended 31st March, 2002	%
Other Ordinary Expenses	¥	10,437		¥	10,036		¥	21,824	
Equity in Net Loss of Affiliated Companies		-			1,599			-	
Total Ordinary Expenses		614,853	98.6		597,959	96.9		1,272,245	96.7
Ordinary Profit		8,919	1.4		19,278	3.1		44,037	3.3
Extraordinary Gains:									
Gains on sale of property, equipment and loans		1,218			361			1,986	
Reversal of reserve for possible loan losses		2,642			1,932			4,236	
Recoveries from bad debts previously written-off		466			403			608	
Other		-			38			-	
Total Extraordinary Gains		4,328	0.7		2,737	0.5		6,832	0.6
Extraordinary Losses:									
Losses on sale, disposal and devaluation of property and equipment		828			3,314			1,689	
Provision for reserve for losses on sale of loans		0			0			0	
Provision for allowance for policyholder dividends		-			-			30,662	
Provision for price fluctuation reserve		680			684			1,330	
Social service contributions		316			-			316	
Payment for 100th anniversary project		-			167			-	
Total Extraordinary Losses		1,825	0.3		4,166	0.7		33,998	2.6
Provision for Reserve for Policyholder Dividends		-	-		12,240	2.0		-	-
Income Before Income Taxes		11,422	1.8		5,608	0.9		16,871	1.3
Income Taxes:									
Current		6,413	1.0		15,011	2.4		10,130	0.8
Deferred		(5,063)	(0.8)		(12,470)	(2.0)		(2,961)	(0.2)
Minority Interests		55	0.0		(0)	(0.0)		160	0.0
Net Income	¥	10,016	1.6	¥	3,068	0.5	¥	9,541	0.7

See notes to unaudited consolidated interim financial statements.

Unaudited Consolidated Statements of Surplus

(in millions of yen)	Six months ended 30th September, 2001	Six months ended 30th September, 2002	Year ended 31st March, 2002
Balance at Beginning of Year	¥ 126,145	¥ -	¥ 126,145
Deductions:			
Transfer to reserve for policyholder dividends	33,249	-	33,249
Transfer to reserve for redemption of fund	6,800	-	6,800
Interest on fund	181	-	181
Bonus to directors	65	-	65
Bonus to corporate auditors	13	-	13
Total Deductions	40,310	-	40,310
Net Income	10,016	-	9,541
Balance at end of period	¥ 95,851	¥ -	¥ 95,376
Capital Surplus:			
Balance at beginning of year	-	54	-
Balance at end of period	¥ -	¥ 54	¥ -
Retained Earnings:			
Balance at beginning of year	-	49,815	-
Addition:			
Net income at end of 30th September	-	3,068	-
Deduction:			
Bonus to directors	-	65	-
Bonus to corporate auditors	-	10	-
Balance at end of period	¥ -	¥ 52,808	¥ -

See notes to unaudited consolidated interim financial statements.

Unaudited Consolidated Statements of Cash Flows

(in millions of yen)	Six months ended 30th September, 2001	Six months ended 30th September, 2002	Year ended 31st March, 2002
Cash flows from operating activities:			
Income before income taxes	¥ 11,422	¥ 5,608	¥ 16,871
Depreciation of real estate for rent	1,550	1,518	3,250
Amortisation of goodwill due to consolidation	-	(1,192)	5
Other depreciation and amortisation	3,577	3,317	7,072
Increase (decrease) in reserve for outstanding claims	(2,535)	(3,860)	3,703
Increase (decrease) in policy reserve	(24,220)	22,582	26,289
Interest portion of reserve for policyholder dividends	781	645	1,550
Provision for reserve for policyholder dividends	-	12,240	-
Decrease in reserve for possible loan losses	(4,208)	(1,934)	(5,844)
Write-off of loans	317	58	3,621
Increase in reserve for employees' retirement benefits	176	179	1,445
Increase in reserve for losses on sale of loans	0	0	0
Increase (decrease) in reserve for policyholder dividends	-	(30,662)	30,662
Transfer from allowance for policyholder dividends to reserve for policyholder dividends	-	30,662	-
Increase in reserve for price fluctuations	680	684	1,330
Interest, dividends and income from real estate for rent	(67,065)	(63,150)	(155,683)
Losses on securities investment	46,644	49,657	42,347
Interest expense	35	22	68
Exchange losses	2,835	349	3,326
(Gains) losses on sale or disposal of property and equipment	(980)	2,890	(989)
Equity in net (income) loss of affiliated companies	(40)	1,599	(195)
(Increase) decrease in amount due from agency	(0)	14	(2,409)
(Increase) decrease in amount due from reinsurers	109	376	(323)
(Increase) decrease in other assets	2,248	(5,302)	(3,373)
Increase (decrease) in amount due to agency	0	(0)	0
Increase (decrease) in amount due to reinsurers	379	(32)	(43)
Increase (decrease) in other liabilities	(943)	(1,462)	2,758
Other, net	11,832	(6,351)	57,855
Sub-total	(17,402)	18,458	33,299
Interest and dividends and income from real estate for rent received	71,248	68,357	164,501
Interest paid	(24)	(23)	(57)
Dividends paid to policyholders	(17,982)	(17,328)	(34,533)
Other, net	(3,212)	14,337	(43,066)
Income taxes paid	(12,902)	(270)	(19,304)
Net cash provided by operating activities	¥ 19,724	¥ 83,530	¥ 100,838

(Continued)

(in millions of yen)	Six months ended 30th September, 2001	2002	Year ended 31st March, 2002
Cash flows from investing activities:			
Net (increase) decrease in short-term investments	103	(28)	(3,790)
Proceeds from sale and redemption of monetary claims purchased	900	700	2,200
Investments in monetary trust	(15,000)	(30,000)	(38,000)
Proceeds from monetary trust	40,000	20,000	134,731
Purchase of securities	(677,850)	(824,142)	(2,170,659)
Sale and redemption of securities	535,984	848,508	1,865,697
Investments in loans	(156,347)	(192,675)	(351,733)
Collections on loans	168,528	182,448	320,301
Increase (decrease) in cash collateral received under security lending contracts	42,919	(63,388)	91,337
Sub-total	(60,763)	(58,578)	(149,914)
Total of net cash provided by (used in) operating activities and investment transaction as above	(41,038)	24,952	(49,076)
Purchase of property and equipment	(2,011)	(2,690)	(13,909)
Proceeds from sale of property and equipment	1,320	368	3,763
Net cash paid related to sale of subsidiaries	-	937	-
Proceeds from business transfer	-	200	-
Net cash used in investing activities	(61,454)	(59,762)	(160,061)
Cash flows from financing activities:			
Proceeds from issuance of commercial paper	-	30,000	-
Payments related to redemption of commercial paper	-	-	(30,000)
Repayments of debt	(56)	(0)	(57)
Repayments of fund	(6,800)	-	(6,800)
Interest paid related to fund	(181)	-	(181)
Dividends paid to minority interests	(2)	(0)	(2)
Payments related to article 12 of implementation order for Insurance Business Law	-	(5,560)	-
Net cash provided by (used in) financing activities	(7,041)	24,437	(37,042)
Effect of exchange rate changes on cash and cash equivalents	(2,852)	(362)	(3,349)
Net increase (decrease) in cash and cash equivalents	(51,623)	47,843	(99,614)
Cash and cash equivalents at beginning of year	496,091	396,477	496,091
Cash and cash equivalents at end of period	¥ 444,467	¥ 444,321	¥ 396,477

See notes to unaudited consolidated interim financial statements.

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation since 1st April, 2002.

The accompanying consolidated financial statements are complied from those prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the consolidated financial statements, certain items presented in the original consolidated financial statements have been reclassified and summarised for readers outside Japan. Such consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the parent company and its subsidiaries. All material intercompany balances and transactions are eliminated. The number of the consolidated subsidiaries for six months ended 30th September, 2002 was 11.

The investments in affiliates are accounted for under the equity method. The number of affiliated companies for six months ended 30th September, 2002 was 10.

Daido Life Investment Trust Management Co., Ltd has been accounted for under the equity method since 1st April, 2002 due to the sale of shares on 30th May, 2002. As of 1st July, 2002, Daido Life Investment Trust Management Co., Ltd. has been merged with T&D Taiyo Daido Asset Management Co., Ltd. and changed its name to T&D Asset Management Co., Ltd. As a result, T&D Taiyo Daido Asset Management Co., Ltd. has been eliminated from the list of affiliated companies since 30th June, 2002. T&D Taiyo Daido Lease Co., Ltd. has been accounted for under the equity method since 30th September, 2002 due to the purchase of shares on 1st August, 2002.

Further information for consolidated subsidiaries and affiliated companies is shown in "I. Subsidiaries and Affiliates"

The financial statements of a subsidiaries and affiliates located outside Japan are prepared for six months ended 30th June, 2002. Appropriate adjustments were made for material transactions from 30th June to 30th September, which is the date of the consolidated financial statements.

The excess of cost over underlying net equity at acquisition dates of investments in subsidiaries and affiliated companies is amortised within twenty years. If the amount is not significant, the cost over equity is amortised immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's subsidiary and affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting standards in Japan. Gains and losses resulting from translation of foreign currency denominated financial statements are excluded from the statements of operations and are accumulated in "Translation Adjustments" in equity.

(d) Investments in securities other than subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. During the six months ended 30th September, 2002, the Company and its subsidiaries have applied a stricter rule for impairment of marketable available-for-sale securities. This change was intended to improve quality of assets. , . Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

Consolidated subsidiaries provide for their reserve for possible loan losses using the same procedures as the Company, which is mainly based on the results of self-assessment procedures and also provides an amount considered necessary by applying the historical loan-loss ratio determined over a fixed period.

(f) **Reserve for price fluctuations**

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) **Policy reserve**

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) **Reserve for losses on sale of loans**

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) **Income taxes**

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) **Reserve for employees' retirement benefits**

The Company and its subsidiaries maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment. Estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 30th September, 2002 was ¥87,781 million.

(l) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the hedging criteria under the accounting standards. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

(m) Policyholder dividends

As described above, the Company converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002. Policyholder dividends are recorded on an accrual basis for a joint stock corporation. However, they are treated as an appropriation of surplus for a mutual company. Accordingly, for the six months ended 30th September, 2001, the Company did not charge policyholder dividends to income as the Company was a mutual company at that time. For the six months ended 30th September, 2002, the Company charged accrued policyholder dividends, calculated based on one half of the last year's policyholder dividends, to income.

Although the Company was a mutual company during the year ended 31st March, 2002, the Company charged accrued policyholder dividends for the year to income through provision for allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualisation.

(n) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However certain non-creditable portions of consumption taxes paid for the purchase of property and equipment etc. are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(o) Changes of presentation

In accordance with the change of disclosure requirement under the Securities and Exchange Law of Japan, equity of the balance sheet as of 30th September, 2002 and the consolidated statement of surplus for the six months ended 30th September, 2002 have been prepared under the revised rule.

2. Investment in Securities and Monetary Trusts

Investments in securities and monetary trusts held by the Company and its subsidiaries as of 30th September, 2001, 2002 and 31st March, 2002 are summarised below:

	As of 30th September, 2001			
		Amortised Cost		Net Unrealised Gains (Losses)
		(in millions of yen)		
Held-to-maturity:				
Domestic bonds				
Corporate bonds	¥	936,275	¥	49,540
Municipal bonds		1,282,731		75,403
Government bonds		179,146		29,835
Sub-total		2,398,154	¥	154,780
Foreign bonds		85,523		3,229
Total	¥	2,483,677	¥	158,009

	As of 30th September, 2001			
		Amortised Cost		Net Unrealised Gains (Losses)
		(in millions of yen)		
Available-for-sale:				
Domestic bonds				
Corporate bonds	¥	33,143	¥	535
Government bonds		203,546		3,829
Domestic stocks		322,925		18,990
Foreign bonds		244,133		9,675
Foreign stocks		2,515		1,325
Other foreign securities		120,079		7,683
Other securities		194,590		(10,081)
Sub-Total		1,120,933		31,958
Monetary trusts		138,164		(30,427)
Total	¥	1,259,097	¥	1,531

	As of 30th September, 2002			
		Amortised Cost		Net Unrealised Gains (Losses)
		(in millions of yen)		
Held-to-maturity:				
Domestic bonds				
Corporate bonds	¥	638,182	¥	28,968
Municipal bonds		703,643		41,759
Government bonds		109,432		16,789
Sub-total		1,451,258	¥	87,518
Foreign bonds		53,213		1,426
Total	¥	1,504,471	¥	88,944

	As of 30th September, 2002	
	Amortised Cost	Net Unrealised Gains (Losses)
	(in millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 478,358	¥ 17,870
Municipal bonds	646,209	34,942
Government bonds	295,951	12,737
Domestic stocks	239,638	8,987
Foreign bonds	264,743	4,900
Foreign stocks	1,700	(219)
Other foreign securities	31,019	(65)
Other securities	209,744	(1,148)
Sub-Total	2,167,366	78,004
Monetary trusts	61,096	(5,085)
Total	¥ 2,228,462	¥ 72,919

	As of 31st March, 2002	
	Amortised Cost	Net Unrealised Gains (Losses)
	(in millions of yen)	
Held-to-maturity:		
Domestic bonds		
Corporate bonds	¥ 620,913	¥ 22,769
Municipal bonds	698,994	35,501
Government bonds	111,904	17,147
Sub-total	1,431,813	¥ 75,418
Foreign bonds	60,032	755
Total	¥ 1,491,845	¥ 76,173

	As of 31st March, 2002	
	Amortised Cost	Net Unrealised Gains (Losses)
	(in millions of yen)	
Available-for-sale:		
Domestic bonds		
Corporate bonds	¥ 438,449	¥ 14,845
Municipal bonds	620,846	28,431
Government bonds	462,798	12,762
Domestic stocks	278,384	17,953
Foreign bonds	258,740	(914)
Foreign stocks	974	(68)
Other foreign securities	31,005	(409)
Other securities	169,248	(8,600)
Sub-Total	2,260,448	63,999
Monetary trusts	71,946	398
Total	¥ 2,332,394	¥ 64,397

In the six months ended 30th September, 2002, the Company and its subsidiaries recognised devaluation losses on marketable available-for-sale securities and monetary trusts amounting to ¥17,934 million and ¥10,834 million, respectively. These relate to instances where the decline in the fair value of the securities exceeds 30% of the book value of the securities.

In addition to the table above, there are certain available-for-sale securities without readily obtainable fair value which can be summarised as follows:

	As of 30th September, 2001	As of 30th September, 2002	As of 31st March, 2002
	(in millions of yen)		
Unlisted domestic stocks	¥ 8,208	¥ 10,945	¥ 10,767
Unlisted foreign stocks	30,000	60,000	60,000
Other foreign securities	8,387	10,453	7,451
Other securities	1,491	3,167	3,098
Investments in affiliates	1,293	17,173	6,964
Total	¥ 49,379	¥ 101,738	¥ 88,280

A part of bonds amounting to ¥97,707 million was loaned under lending contracts as of 30th September, 2002.

3. Loans

Delinquent loans of the Company and its subsidiaries as of 30th September, 2002 are summarised below.

	(Millions of yen)
Loans to bankrupt companies	¥ 482
Past due loans	8,703
Loans over due for three months or more	389
Restructured loans	2,244
Total	¥ 11,820

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 30th September, 2002 amounted to ¥3,955 million. Past due loans also decreased due to write-offs in the amount of ¥4,659 million as of 30th September, 2002.

The Company's outstanding loan commitments with borrowers are summarised as follows:

		(Millions of yen)
Total loan commitment	¥	3,575
Less amount draw down		(540)
Residual loan commitment	¥	3,035

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Derivative Financial Instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

The Company has established internal rules regarding derivative financial instruments, which include policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types derivative financial instruments must be approved by the board of directors. Such rules enable the Company to establish a control environment for derivative financial instruments. Each dealing function, such as the front, back and middle offices, is completely separated into different departments. The middle office, the Total Risk Monitoring Department, is periodically monitoring, measuring and analyzing the risk related to the total assets of the Company, including derivative financial instruments and periodically reports total risk, position and gains and losses to the ALM (Asset Liability Management) Committee and the Investment Strategy Meeting.

Because the Company uses derivative financial instruments mainly to hedge or to manage market risk exposures resulting from assets on the balance sheet, the risk of derivative financial instruments is limited through offsetting of the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of nonperformance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair value of derivative financial instruments, except for hedging instruments, held as of 30th September, 2001, 2002, and 31st March, 2002, respectively. Notional amounts do not represent exposure to credit loss.

	As of 30th September, 2001		
	Notional Amounts	Current market or fair value	Valuation gains (losses)
		(in millions of yen)	
Stock index future sold	¥ 44,459	¥ 43,645	¥ 814
Interests rate swaps	64,400	(1,550)	(1,550)
Foreign exchange contracts sold	195,673	197,304	(1,630)
Foreign exchange contracts bought	330	334	3
Total valuation gains (losses)			¥ (2,362)

	As of 30th September, 2002		
	Notional Amounts	Current market or fair value	Valuation gains (losses)
		(in millions of yen)	
Stock index future sold	¥ 98,060	¥ 97,966	¥ 94
Interests rate swaps	61,800	(1,388)	(1,388)
Foreign exchange contracts sold	162,244	165,467	(3,222)
Foreign exchange contracts bought	155	156	0
Total valuation gains (losses)			¥ (4,516)

	As of 31st March, 2002		
	Notional Amounts	Current market or fair value	Valuation gains (losses)
		(in millions of yen)	
Stock index future sold	¥ 65,843	¥ 64,983	¥ 859
Interests rate swaps	64,400	(1,423)	(1,423)
Foreign exchange contracts sold	73,653	75,594	(1,941)
Foreign exchange contracts bought	380	381	1
Total valuation gains (losses)			¥ (2,503)

As of 30th September, 2002, ¥13,959 million of the Company's investments in securities were used as substitution of margin for future contracts.

5. Special Accounts

The balance sheet includes ¥208,916 million of assets and liabilities in equal amounts related to special accounts, as of 30th September, 2002.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined the moving average method.

6. **Reserve for Dividends to Policyholders**

Changes in the reserve for policyholder dividends included in policy reserves for six months ended 30th September, 2002 is as follows:

		(Millions of yen)
Balance at beginning of year	¥	113,659
Transfer from allowance for policyholder dividends		30,662
Policyholder dividends		(17,328)
Increase in interest		645
Other		135
Provision of reserve for policyholder dividends		12,240
Balance at 30th September	¥	140,013

7. **Commitments**

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥3,976 million as of 30th September, 2002. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,132 million as of 30th September, 2002. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥23,856 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 in order to secure such future contribution.

8. **Consolidated Statement of Surplus**

Equity in the balance sheet as of 1st April, 2002 has been adjusted as follows in accordance with the plan of reorganisation prescribed in the Article 86 of the Insurance Business Law.

These adjustments would effect to the equity of the consolidated balance sheet as follows:

(Millions of yen)

As of 31th March, 2002		As of 1st April, 2002	
Description	Amount	Description	Amount
(Equity)		(Equity)	
Revaluation reserve	¥ 53	Capital	¥ 75,000
Reserve for redemption of fund	35,000	Capital Surplus	54
Surplus	95,376	Retained earnings	49,815
Net unrealised gains on securities	41,641	Net unrealised gains on securities	41,641
Translation adjustments	479	Translation adjustments	479
Total Equity	172,551	Total Equity	166,991

Note: For total equity as of 1st April, 2002, ¥5,560 million has been deducted from total equity as of31st March, 2002 in accordance with Article 12 of the implementation order for the Insurance Business Law. (See below)

Payment based on Article 12 of the implementation order for Insurance Business Law

If eligible policyholders are prohibited by laws or regulations from receiving any share allotments, the Company should make monetary compensation to such policyholders who had reported the fact to the Company by 30th April, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in proportion to the amount of their relative contribution to the Company's net assets.

Amounts paid to policyholders (totalling to ¥5,560 million) was calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944 shares) by the purchase price for new listing made by underwriters (¥261,387). The amount has been reclassified into accrued liabilities and paid the day after the reorganisation (1st April, 2002).

9. Per Share Information

The Company has not issued new shares of common stock and shares having a potentially dilutive effect after its demutualisation. In addition, the Company did not hold any treasury stocks during the six months ended 30th September, 2002. The net income per share calculated based on the weighted average number of shares of common stock outstanding during the six months ended 30th September, 2002 was ¥2,045.34. The net assets per share calculated based on the number of shares of common stock outstanding as of 30th September, 2002 was ¥116,586.87.

10. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and deposits as stated in the balance sheet:

	As of 30th September, 2002 (Millions of yen)
Cash and deposits	279,245
Less deposits with an original maturity more than three months	(6,923)
Call loan	160,000
Monetary claims purchased	11,998
Cash and cash equivalents	444,321

11. Segment Information

Segment information is not required to be disclosed as ordinary revenue and total assets related to the Company's insurance business in Japan exceeds 90% of the total amounts of ordinary revenue and total assets, respectively.

File No.82-34658

NON-CONSOLIDATED FINANCIAL SUMMARY

(for six months ended September 30, 2002)

November 21, 2002

Name of Company: **Daido Life Insurance Company**
Stock Listings: Tokyo, Osaka
Security Code No.: 8799
Head Office: Osaka, Japan
URL: http://www.daido-life.co.jp
Date of Board Meeting for Settlement of Accounts: November 21, 2002
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for Six months Ended September 30, 2002

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest per cent.

	Ordinary Revenue	% change	Ordinary Profit	% change	Net Income	% change
Six months ended Sept. 30, 2002	¥613,302 million	(1.1)%	¥18,827 million	151.2%	¥3,056 million	—%
Six months ended Sept. 30, 2001	¥620,284 million	(6.9)%	¥7,494 million	(83.5)%	¥9,432 million	—%
FY2001 ended Mar. 31, 2002	¥1,308,229 million	3.1%	¥40,068 million	(51.3)%	¥7,665 million	—%

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended Sept. 30, 2002	¥2,037.95	¥—
Six months ended Sept. 30, 2001	¥6,288.62	¥—
FY 2002 ended Mar. 31, 2002	¥5,110.31	¥—

Notes: 1. Average number of outstanding shares during the term: six months ended September30, 2002: 1,500,000, six months ended September30, 2001: None, the year ended March31, 2002: None

2. Changes in method of accounting: None

3. % change for ordinary revenue, ordinary profit and net income is presented in comparison with the previous term.

4. Daido Life was a mutual company through March 31, 2002. Please refer toP.3 of this material for computations of net income and net income per share.

(2) Dividends

	Interim dividend per share	Annual aggregate dividend per share
As of September 30, 2002	¥ — million	¥ — million
As of September 30, 2001	¥ — million	¥ — million
As of March 31, 2002	¥ — million	¥ — million

Note: Daido Life was a mutual company through March 31, 2002, thus it will not distribute dividends for the fiscal year ended on that date.

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2002	¥5,982,225 million	¥166,710 million	2.8%	¥111,140.15
As of September 30, 2001	¥5,858,086 million	¥125,291 million	2.1%	¥ 83,527.76
As of March 31, 2002	¥5,982,789 million	¥158,428 million	2.6%	¥105,619.06

Notes: 1. Number of outstanding shares at the end of the term: at September30, 2002: 1,500,000, at September30, 2001: None, at March31, 2002: None

2. Number of treasury stock at the end of the term: None

2. *Daido Life was a mutual company through March 31, 2002. Please refer to P.3 for computations of shareholders' equity, shareholders' equity ratio and shareholders' equity per share.*

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 – March 31, 2003)

	Ordinary Revenue	Ordinary Profit	Net Income
FY 2002 ending Mar. 31, 2003	¥1,172,000 million	¥55,000 million	¥15,000 million

	Annual aggregate dividend per share	
	Year - End	
FY 2002 ending Mar. 31, 2003	¥ 3,000.00	¥ 3,000.00

Note: Projected net income per share for the year ending March 31, 2003 is ¥10,000.00.

The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses. For further details, please refer to "Financial Review—Forecast for the Year Ending March 31, 2003" of Consolidated Financial Summary.

As of April 1, 2002, Daido Life converted itself from a mutual company to a joint stock corporation.

In the case of mutual life insurance companies, provision for reserve for policyholder dividends constitutes dispositions of net surplus. However, in the case of life insurance companies that are joint stock corporations, such provision is treated as an expense in its income statements.

Six Months Ended September 30, 2001

For six months ended September 30, 2001, the company did not account for provision for reserve for policyholder dividends. Shareholders' equity at September 30, 2001 represents the total equity in the balance sheets.

Net income per share

Net income / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity per share

Shareholders' equity / number of outstanding shares at time of demutualization [1,500,000 shares]

Fiscal Year Ended March 31, 2002

For the fiscal year ended March 31, 2002, the company sets up the allowance for policyholder dividends in preparation for policyholder dividends to be paid after demtualization, a sum corresponding to the reserve for policyholder dividend of a mutual company was recorded as the allowance for policyholder dividend, and the provision for allowance for policyholder dividend was accounted for as an expense.

Accompanying the demutualization, instead of a share allotment, from April 1, 2002, a portion of policyholders were paid cash (Note). The amount paid (hereinafter, the amount paid upon demutualization) was included within the equity of the mutual company but was deducted from equity and reclassified into accrued liabilities simultaneously with the demutualization and subsequently not included in the shareholders' equity of the joint stock corporation.

Because of this, figures and ratios are calculated as follows.

Net income

net income [¥7,665 million] :(a)

Net income per share

net income [¥7,665 million](a) / number of outstanding shares at time of demutualization [1,500,000 shares]

Shareholders' equity

total equity at end of fiscal year [¥163,988 million] - amount paid upon demutualization [¥5,560 million] :(b)

Shareholders' equity ratio

shareholders' equity(b) / (total liabilities at end of fiscal year [¥5,818,800 million] + total equity at end of fiscal year [¥163,988 million]) x 100

Shareholders' equity per share

shareholders' equity(b) / number of outstanding shares at time of demutualization [1,500,000 shares]

Note: If policyholders are prohibited by laws or regulations from receiving any share allotments, the company should make monetary compensation to such policyholders who had reported the fact to the company by April 30, 2001 in accordance with the Article 89 of the Insurance Business Law. In accordance with the Article 12 of the implementation order for the Insurance Business Law, the amount of monetary compensation is equivalent in propotion to the amount of their relative contribution to the company's net assets. Amounts paid to policyholders (totaling to ¥5,560 million) were calculated by multiplying the number of total shares to be allotted to policyholders if they could receive the share allotments (21,272.6071944) by the purchase price for new listing made by underwriters (¥261,387).

I. Unaudited Interim Financial Statements

Unaudited Non-Consolidated Balance Sheets

(in millions of yen)	As of 30th September, 2001	%	2002	%	As of 31st March, 2002	%
Assets:						
Cash and Deposits						
Cash	¥ 126		¥ 115		¥ 118	
Deposits	309,983		245,275		147,884	
Total Cash and Deposits	310,109	5.3	245,390	4.1	148,002	2.5
Call Loans	72,000	1.2	160,000	2.7	184,000	3.1
Monetary Claims Purchased	26,999	0.4	11,998	0.2	42,394	0.7
Monetary Trusts	188,061	3.2	81,972	1.4	95,195	1.6
Securities						
Government bonds	455,111		474,056		646,486	
Municipal bonds	1,283,353		1,351,635		1,321,595	
Corporate bonds	977,042		1,128,973		1,070,690	
Domestic stocks	406,594		334,216		373,798	
Foreign securities	582,007		514,938		523,359	
Other securities	107,319		200,342		122,278	
Total Securities	3,811,428	65.1	4,004,162	66.9	4,058,208	67.8
Loans						
Policy loans	62,113		72,647		67,317	
Commercial loans	1,056,847		1,092,855		1,089,958	
Total Loans	1,118,961	19.1	1,165,502	19.5	1,157,275	19.4
Property and Equipment						
Land	94,305		99,229		101,388	
Buildings	76,788		73,096		76,088	
Equipment	1,170		1,169		1,170	
Construction in progress	1,560		3,922		1,785	
Total Property and Equipment	173,824	3.0	177,417	3.0	180,433	3.0
Due from Agency	0	0.0	2,395	0.0	2,409	0.0
Due from Reinsurers	1,046	0.0	1,103	0.0	1,480	0.0
Other Assets						
Accounts receivable	30,738		17,177		10,781	
Prepaid expenses	2,314		3,522		2,433	
Accrued income	25,152		22,564		24,201	
Deposits for rent	4,508		4,124		4,491	
Margin for futures contracts	-		2,804		180	
Derivatives	1,867		161		861	
Suspense payments	1,867		3,150		4,139	
Other assets	9,512		8,404		8,807	
Total Other Assets	75,961	1.3	61,910	1.0	55,896	0.9
Deferred Tax Assets	93,392	1.6	78,442	1.3	69,009	1.2
Reserve for Possible Loan Losses	(13,698)	(0.2)	(8,070)	(0.1)	(11,517)	(0.2)
Total Assets	¥ 5,858,086	100.0	¥ 5,982,225	100.0	¥ 5,982,789	100.0

(Continued)

(in millions of yen)		As of 30th September, 2001	%		2002	%		As of 31st March, 2002	%
Liabilities:									
Policy Reserves:									
Reserve for outstanding claims	¥	41,566		¥	43,945		¥	47,805	
Policy reserve		5,331,483			5,404,576			5,381,993	
Reserve for policyholder dividends		129,646			140,013			113,659	
Total Policy Reserves		5,502,696	94.0		5,588,535	93.4		5,543,459	92.7
Due to Agency		0	0.0		-	-		0	0.0
Due to Reinsurers		1,122	0.0		666	0.0		699	0.0
Other Liabilities									
Accrued income taxes		2,746			13,718			-	
Accounts payable		4,989			5,280			4,520	
Accrued expenses		8,201			7,985			8,536	
Unearned income		6,197			5,780			5,857	
Deposits received		392			398			421	
Guarantee deposits		6,135			6,002			6,055	
Margin for future contracts		1,373			-			-	
Derivatives		4,230			4,677			3,364	
Suspense receipt		4,014			4,032			4,266	
Cash collateral received under security lending contracts		73,000			58,030			121,418	
Other liabilities		30,000			30,000			-	
Total Other Liabilities		141,282	2.4		135,906	2.3		154,440	2.6
Reserve for employees' retirement benefits		60,239	1.0		61,616	1.0		61,434	1.0
Reserve for losses on sale of loans		62	0.0		63	0.0		63	0.0
Allowance for policyholder dividends		-	-		-	-		30,662	0.5
Reserve for price fluctuations		27,392	0.5		28,726	0.5		28,042	0.5
Total Liabilities	¥	5,732,794	97.9	¥	5,815,515	97.2	¥	5,818,800	97.3

(Continued)

(in millions of yen)		As of 30th September, 2001	%		2002	%		As of 31st March, 2002	%
Equity:									
Legal Reserve									
Revaluation reserve	¥	53		¥	-		¥	53	
Reserve for redemption of fund		35,000			-			35,000	
Reserve for future losses		1,018			-			1,018	
Total Legal Reserve		36,071	0.6		-	-		36,071	0.6
Surplus									
Appropriated retained earnings		63,635			-			63,635	
Unappropriated retained earnings		24,534			-			22,766	
Total Surplus		88,170	1.5		-	-		86,402	1.4
Net Unrealised Gains on Securities		1,050	0.0		-	-		41,514	0.7
Total Equity		125,291	2.1		-	-		163,988	2.7
Capital		-	-		75,000	1.3		-	-
Capital Surplus		-	-		54	0.0		-	-
Retained Earnings									
Legal Reserve		-			1,029			-	
Appropriated Retained Earnings		-			35,065			-	
Unappropriated Retained Earnings		-			8,768			-	
Total Retained Earnings		-	-		44,862	0.7		-	-
Net Unrealised Gains on Securities		-	-		46,793	0.8		-	-
Total Equity		-	-		166,710	2.8		-	-
Total Liabilities and Equity	¥	5,858,086	100.0	¥	5,982,225	100.0	¥	5,982,789	100.0

See notes to unaudited non-consolidated interim financial statements.

Unaudited Non-Consolidated Statements of Operations

(in millions of yen)	Six months ended 30th September, 2001	%	2002	%	Year ended 31st March, 2002	%
Ordinary Revenue:						
Income from Insurance Premiums:						
Insurance premiums	¥ 503,481		¥ 515,398		¥ 1,057,881	
Ceding reinsurance commissions	699		490		1,564	
Total Income from Insurance Premiums	504,180		515,888		1,059,445	
Investment Income / Gains:						
Interest, dividends and income from real estate for rent						
Interest income from deposits	2,916		368		3,441	
Interest income and dividends from securities	46,946		46,265		118,038	
Interest income from loans	13,605		13,009		26,866	
Income from real estate for rent	3,638		3,581		7,327	
Other income from interest and dividends	67		53		136	
Total interest, dividends and income form real estate for rent	67,174		63,278		155,811	
Gains on investments in trading securities, net	-		-		592	
Gains on sale of securities	13,188		13,254		88,599	
Gains from derivatives, net	7,014		15,135		-	
Other investment income	63		334		120	
Total Investment Income/Gains	87,441		92,003		245,123	
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	60		79		158	
Income due to withheld insurance payments	1,614		1,091		2,764	
Reversal of reserve for outstanding claims	2,535		3,860		-	
Reversal of policy reserve	24,220		-		-	
Other ordinary profit	232		379		737	
Total Other Ordinary Income	28,663		5,410		3,660	
Total Ordinary Revenue	¥ 620,284	100.0	¥ 613,302	100.0	¥ 1,308,229	100.0

(Continued)

(in millions of yen)		Six months ended 30th September, 2001	%		2002	%		Year ended 31st March, 2002	%
Ordinary Expenses:									
Insurance Claims and Other Payments:									
Insurance claims	¥	156,569		¥	158,694		¥	297,441	
Annuity payments		10,859			13,188			22,768	
Insurance benefits		129,697			127,794			266,487	
Surrender payments		142,924			106,682			269,970	
Other payments		24,494			26,519			49,396	
Reinsurance premiums		648			643			1,380	
Total Insurance Claims and Other Payments		465,193			433,521			907,444	
Provision for Policy and Other Reserves:									
Provision for outstanding claims		-			-			3,703	
Provision for policy reserve		-			22,582			26,289	
Interest portion of reserve for policyholder dividends		781			645			1,550	
Total Provision for Policy and Other Reserves		781			23,228			31,543	
Investment Expenses / Losses:									
Interest expense		35			22			68	
Losses from monetary trusts, net		17,286			6,696			30,189	
Losses on investments in trading securities, net		286			3,826			-	
Losses on sale of securities		12,744			7,270			56,135	
Devaluation losses on securities		19,295			28,952			54,121	
Losses from derivatives, net		-			-			25,925	
Foreign exchange losses, net		3,920			366			10,034	
Write-off of loans		316			58			3,620	
Depreciation of real estate for rent		1,550			1,518			3,250	
Other investment expenses		1,796			2,367			3,282	
Losses from special accounts, net		27,403			22,543			18,879	
Total Investment Expenses / Losses		84,636			73,622			205,507	
Operating Expenses		54,878			56,406			108,142	
Other Ordinary Expenses:									
Payments related to withheld insurance claims		960			896			2,288	
Taxes		3,657			3,521			6,803	
Depreciation		2,481			2,663			4,883	
Provision for reserve for employees' retirement benefits		199			181			1,394	
Other ordinary expenses		2			432			153	
Total Other Ordinary Expenses		7,302			7,696			15,523	
Total Ordinary Expenses		612,790	98.8		594,475	96.9		1,268,161	96.9
Ordinary Profit	¥	7,494	1.2	¥	18,827	3.1	¥	40,068	3.1

(Continued)

(in millions of yen)	Six months ended 30th September, 2001	%	2002	%	Year ended 31st March, 2002	%
Extraordinary Gains:						
Gains on sale of property, equipment and loans	¥ 1,217		¥ 360		¥ 1,985	
Reversal of reserve for possible loan losses	2,646		1,902		4,282	
Recoveries from bad debts previously written-off	466		403		608	
Total Extraordinary Gains	4,330	0.7	2,666	0.4	6,876	0.5
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	742		2,884		1,540	
Provision for reserve for losses on sale of loans	0		0		0	
Provision for allowance for policyholder dividends	-		-		30,662	
Provision for price fluctuation Reserve	680		684		1,330	
Social service contribution	316		-		316	
Payments for 100th anniversary project	-		167		-	
Total Extraordinary Losses	1,738	0.3	3,736	0.6	33,849	2.6
Provision for reserve for policyholder dividends	-	-	12,240	2.0	-	-
Income Before Income Taxes	10,085	1.6	5,517	0.9	13,094	1.0
Income Taxes:						
Current	5,966	1.0	14,876	2.4	9,230	0.7
Deferred	(5,313)	(0.9)	(12,416)	(2.0)	(3,801)	(0.3)
Net Income	9,432	1.5	3,056	0.5	7,665	0.6
Unappropriated Surplus at Beginning of Year	14,381		5,520		14,381	
Transfer from Appropriated Retained Earnings	719		200		719	
Unappropriated Surplus at End of Period	¥ 24,534		¥ 8,768		¥ 22,766	

See notes to unaudited non-consolidated interim financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

Daido Life Insurance Company (the "Company") maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan.

Pursuant to a plan of reorganisation and the Insurance Business Law, the Company has converted its organisation from a mutual company to a joint stock corporation since 1st April, 2002.

The accompanying non-consolidated financial statements are complied from those prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the financial statements, certain items presented in the original financial statements have been reclassified and summarised for readers outside Japan. Such financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the financial statements.

Amounts of less than one million yen have been eliminated. As a result, total in yen shown herein do not necessarily agree with the sum of the individual amounts.

(b) Foreign currency translation

Foreign currency monetary assets and liabilities (including securities and derivatives) are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments. Stocks of the Company's subsidiaries are translated into Japanese yen at the exchange rates prevailing when such transactions occur.

All income and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The gains and losses of the exchange were credited or charged to income.

(c) Investments in securities

Investments in securities other than subsidiaries and affiliates are classified into trading, held-to-maturity, and available-for-sale securities. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at their fair value. Unrealised gains and losses on trading securities are recognised in earnings. Unrealised gains and losses on marketable available-for-sale securities are included in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular marketable available-for-sale securities exceeds 30% or more of its book value, in which case such declines are recorded as devaluation (impairment) losses and charged to income. During the six months ended 30th September, 2002, the Company has applied a stricter rule for impairment of marketable available-for-sale securities. This change was intended to improve quality of assets.. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortised cost. For the purpose of computing realised gains and losses, cost is determined using the moving average method. .

Investments in subsidiaries and affiliated companies amounted to ¥6,411 million are stated at cost and included in investments in securities.

A part of bonds amounting to ¥97,707 million was loaned under lending contracts as of 30th September, 2002.

(d) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Company's Self-Assessment Manual. Regarding loans to borrowers under legal proceedings, such as bankruptcy and loans to borrowers in similar conditions, the Company provides a specific reserve in the amount of the loan balance less amounts collectible from collateral, guarantee and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, the necessary specific reserve amount is determined and is provided for based on an overall assessment of the borrowers' ability to pay after subtracting from the loan balance the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Company provides for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related divisions in accordance with the Self-Assessment Manual, and the results of the assessment are reviewed by the Audit Division, which is independent from business-related divisions, before the reserve amount is finally determined.

(e) Reserve for employees' retirement benefits

The Company maintains non-contributory defined benefit plans covering substantially all employees. Under the plans, employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement or whether the termination of employment was for reasons other than dismissal cause.

The Company sets up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years-of-service approach. Unrecognised net gain or loss is charged or credited to income when recognised.

Directors are not covered by the plans described above. Benefits paid to directors are charged to income as paid, as amounts vary with circumstances and it is not practicable to compute the liability for future payments.

(f) **Reserve for price fluctuations**

Pursuant to requirements under the Insurance Business Law, the Company maintains a reserve for price fluctuations mainly related to shares, bonds and foreign currency assets which are exposed to losses due to fluctuations of market prices. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) **Policy reserve**

Pursuant to the requirements under the Insurance Business Law, the Company maintains a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve is set up under the net level premium method. A net level premium, determined at the issue date and fixed to be invariable until the termination of the relevant policy, is required to fund all future policy benefits. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Company is required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) **Reserve for losses on sale of loans**

The Company will be required to cover future losses resulting from its real estate secured loans sold to Cooperative Credit Purchasing Co., Ltd. and maintains a reserve based on estimates of such future losses. The establishment of this reserve is prescribed in Article 287-2 of the Japanese Commercial Code.

(i) **Income taxes**

The provision for income taxes is based on income recognised for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognised for financial statement purposes and income recognised for tax return purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial statement purposes and tax return purposes using statutory tax rates.

(j) **Property and equipment**

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after 1st April, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives range from 6-50 years for buildings and structures and 2-20 years for equipment. Accumulated depreciation of property and equipment as of 30th September, 2002 was ¥87,557 million.

(k) Derivative financial instruments

The Company uses derivative financial instruments to hedge exposures to changes in interest rates and foreign exchange rates and stock prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities.

All derivative financial instruments are stated at fair value, except for certain derivative financial instruments that are specifically identified as hedging instruments. Derivative financial instruments, which are specifically identified as hedging instruments, are not revalued and their contracted rates are applied to the hedged items. Outstanding derivative financial instruments, which do not qualify as hedging instruments under hedge accounting, are revalued at their fair value at the balance sheet date. These derivative financial instruments hedge certain financial exposures, although they do not meet the hedging criteria under the accounting standards. Although insurance companies in Japan are allowed to use macro hedge accounting, the Company does not apply such accounting.

As of 30th September, 2002, ¥13,959 million of the Company's investments in securities were used as substitution of margin for future contracts.

(l) Policyholder dividends

As described above, the Company converted its organisation from a mutual company to a joint stock corporation on 1st April, 2002. Policyholder dividends are recorded on an accrual basis for a joint stock corporation. However, they are treated as an appropriation of surplus for a mutual company. Accordingly, for the six months ended 30th September, 2001, the Company did not charge policyholder dividends to income as the Company was a mutual company at that time. For the six months ended 30th September, 2002, the Company charged accrued policyholder dividends, calculated based on one half of the last year's policyholder dividends, to income.

Although the Company was a mutual company during the year ended 31st March, 2002, the Company charged accrued policyholder dividends for the year to income through provision for allowance for policyholder dividends in preparation for policyholder dividends to be paid after the demutualisation.

(m) Accounting for consumption taxes

Consumption taxes received or paid by the Company are not included in income and expenses. The net of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully creditable against consumption taxes received, the non-creditable portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-creditable portions of consumption taxes paid for the purchase of property and equipment etc. are not charged to expense but are deferred as prepaid expenses and amortised against income over a five-year period on a straight-line basis.

(n) Changes of presentation

In accordance with the change of disclosure requirement under the Securities and Exchange Law of Japan, equity of the balance sheet as of 30th September, 2002 has been prepared under the revised rule.

2. Loans

Delinquent loans of the Company as of 30th September, 2002 is summarised below.

		(Millions of yen)
Loans to bankrupt companies	¥	482
Past due loans		8,703
Loans over due for three months or more		389
Restructured loans		2,242
Total	¥	11,818

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganisation or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to the significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans other than those categorised as "Loans to bankrupt companies" for which due dates for interest payments have been rescheduled for purposes of reconstruction or support of the borrower loans which the Company has stopped accruing interest based on its self-assessment.

"Loans over due for three months or more" are loans other than those categorised as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are in arrears for three months or more.

"Restructured loans" are loans other than those categorised as "Loans to bankrupt companies", "Past due loans" or "Loans over due for three months or more" for which agreements have been made between the relevant parties providing a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favour of the borrower for purposes of reconstruction or support of the borrower.

Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of 30th September, 2002 amounted to ¥3,955 million. Past due loans also decreased due to write-offs in the amounts of ¥4,659 million as of 30th September, 2002.

The Company's outstanding loan commitments with borrowers as of 30th September, 2002 are summarised as follows:

		(Millions of yen)
Total loan commitment	¥	3,575
Less amount draw down		(540)
Residual loan commitment	¥	3,035

Based on the agreement, the extension of the credit is subject to the Company's review procedures. The review procedures consist of ensuring the use of funds and credit worthiness of the borrower. Since not all of such outstanding commitment amounts will be drawn up, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. Special Accounts

The balance sheet includes ¥208,916 million of assets and liabilities in equal amounts related to special accounts as of 30th September, 2002.

Special account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to special account assets are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Special accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each account, although they are not legally segregated in terms of their treatments in case of bankruptcy of the insurance company.

Securities invested under the special accounts are deemed as trading securities, and are stated at fair value. Cost is determined on the moving average method.

4. Reserve for Policyholder Dividends

Changes in the reserve for policyholder dividends included in policy reserves for six months ended 30th September, 2002 is as follows:

		(Millions of yen)
Balance at beginning of year	¥	113,659
Transfer from allowance for policyholder dividends		30,662
Policyholder dividends		(17,328)
Increase in interest		645
Other		135
Provision of reserve for policyholder dividends		12,240
Balance at 30th September	¥	140,013

5. Commitments

Amounts of the Company's future contribution to the Policyholder Protection Fund, which has been taken over by the Policyholder Protection Corporation in accordance with the Enactment Law of Financial System Reform Legislation in the year ended 31st March, 2000, were estimated at ¥3,976 million as of 30th September, 2002. The contribution is charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

The amounts of future contribution to the Policyholder Protection Corporation, which is estimated in accordance with Article 259 of the Insurance Business Law, were ¥14,132 million as of 30th September, 2002. The contribution is also charged to income as an operating expense when paid as the amount of future contribution is not yet fixed.

¥23,856 million of the Company's investments in securities were pledged for the benefit of the Policyholder Protection Corporation as of 31st March, 2002 in order to secure such future contribution.

6. **Investment Gains / Losses**

The detail of gains/losses on sale of securities and devaluation losses on securities for six months ended 30th September, 2002 are as follows:

	Gains on sale	Losses on sale	Devaluation losses
Domestic bonds	¥ 3,474	¥ 380	¥ 174
Domestic stocks and other	2,658	4,750	18,349
Foreign securities	7,121	2,139	10,428
	¥ 13,254	¥ 7,270	¥ 28,952

Losses on investments in trading securities mainly consist of income from interest and dividends and valuation losses amounting to ¥287 million and ¥4,103 million, respectively.

Losses from momentary trusts and gains from derivatives include valuation losses amounting to ¥2,390 million and ¥2,011 million, respectively.

7. **Extraordinary Gains / Losses**

Gains on sales of property, equipment and loans include gains on sale of real estate amounting to ¥326 million. Losses on sales, disposals and devaluations of property and equipment include losses on sale of real estate amounting to ¥2,713 million. The loss is due to the market value decline that is considered to be unrecoverable in the future for land and buildings which are unused for certain period or not used as expected.

8. **Transactions with Subsidiaries**

Receivables from and payables to subsidiaries as of 30th September, 2002 were ¥11 million and ¥7 million, respectively.

Income and expenses with subsidiaries for six months ended 30th September, 2002 were ¥5 million and ¥553 million, respectively.

File No. 82-34658

(Summary English Translation)

November 21, 2002

To Concerned Parties:

Daido Life Insurance Company

Semi-Annual Business Report for Six Months ended September 30, 2002

Business results for the six months ended September 30, 2002 (from April 1, 2002 to September 30, 2002) of Daido Life Insurance Company (President: Naoteru Miyato) are as attached.

< Table of contents >

I. Outline of Results for Six Months ended September 30, 2002

1. Principal Results of Operations

(1) Policy amount in force

See "1. Insurance Business Highlights (Non-Consolidated) - (1) Total number of policies and total policy amount in force" on page 1 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

(2) New policy amount

See "1. Insurance Business Highlights (Non-Consolidated) - (2) Number of new policies and new policy amount" on page 1 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

(3) Principal items of revenue and expense

(100 Millions of Yen, %)

	Six Months Ended September 30, 2002		Six Months Ended September 30, 2001	Year Ended March 31, 2002
		Change		
Income from insurance premiums	5,158	102.3	5,041	10,594
Investment income	920	105.2	874	2,451
Insurance claims and other payments	4,335	93.2	4,651	9,074
Investment expenses	736	87.0	846	2,055

(4) Total assets and increased assets

(100 Millions of Yen, %)

	At September 30, 2002		At September 30, 2001	At March 31, 2002
		Change		
Total assets	59,822	102.1	58,580	59,827
Increased assets	(5)	-	(422)	824

2. Results of Investments of General Account Assets for Six Months ended September 30, 2002

See "2. Investment on General Account Assets in Six Months ended Sept. 30, 2002 (Non-Consolidated) on page 7 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

3. Balance Sheet for Six Months ended September 30, 2002

See "Non-Consolidated Financial Summary (for six months ended September 30, 2002".

4. Statement of Operations for Six Months ended September 30, 2002

See "Non-Consolidated Financial Summary (for six months ended September 30, 2002".

5. Breakdown of Ordinary Profits etc. (Core Profit)

See "5. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit" on page 35 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

6. Status of Loans by Classification of Obligors

See "4. Disclosed Claims Based on Insurance Business Law Standard - (Non-Consolidated)" on page 33 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

7. Status of Problem Loans

See "3. Risk Monitored Loans (Based on Insurance Business Law Guidelines) - (Non-Consolidated)" on page 32 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

8. Solvency Margin Ratio

See "6. Solvency Margin Ratio - (Non-Consolidated)" on page 36 of "Supplementary Materials for Six months ended September 30, 2002 Financial Results".

9. Status of Special Account for Six Months ended September 30, 2002

(1) Balance of Special Account Assets

(Millions of Yen)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
	Amount	Amount	Amount
Individual variable insurance	26,377	30,124	29,601
Individual variable annuities	13,499	13,826	14,254
Group annuities	169,039	184,110	192,082
Total special account	208,916	228,061	235,938

Status of individual variable insurance (special account) and individual variable annuities (special account) are provided.

10. Status of the Company and its Subsidiaries, etc.

(1) Index showing Status of Principal Results of Operations

(Millions of Yen)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Ordinary revenue	617,238	623,773	1,316,283
Ordinary profit	19,278	8,919	44,037
Interim net surplus	-	10,016	9,541
Interim net income	3,068	-	-
Total assets	6,006,163	5,878,882	6,010,457

(2) Matters Regarding Consolidation and Adoption of Equity Method

Number of Consolidated Subsidiaries: 11
Number of Non-consolidated Subsidiaries
Accounted for by Equity Method: 0
Number of Affiliated Companies Accounted for by Equity Method: 10

Balance Sheet, Statement of Operations and other certain financial information on a consolidated basis are provided.

File No.82-34658

Supplementary Materials for Six months ended September 30, 2002 Financial Results

Daido Life Insurance Company

1. Insurance Business Highlights (Non-Consolidated)

(1) Total number of policies and total policy amount in force

(100 Millions of Yen, %)

	At September 30, 2002				At September 30, 2001		At March 31, 2002	
	Number		Amount		Number	Amount	Number	Amount
		Change		Change				
Individual Insurance	2,001,314	100.1	379,727	100.6	1,999,938	377,475	2,000,744	378,389
Individual Annuities	128,740	102.3	11,135	102.2	125,791	10,897	126,263	10,901
Subtotal	2,130,054	100.2	390,863	100.6	2,125,729	388,373	2,127,007	389,291
Group Insurance	—	—	126,834	107.9	—	117,579	—	119,097
Group Annuities	—	—	25,129	99.5	—	25,257	—	25,539

Notes:
1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.
2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) Number of new policies and new policy amount

(100 Millions of Yen, %)

	Six Months Ended September 30, 2002					
	Number		Amount			
		Change		Change	New Policies	Increase from coversion
Individual Insurance	132,475	101.6	22,399	99.5	22,261	137
Individual Annuities	5,333	193.4	565	216.6	565	0
Subtotal	137,808	103.5	22,964	100.8	22,826	137
Group Insurance	—	—	3,792	205.8	3,792	
Group Annuities	—	—	0	7.0	0	

	Six Months Ended September 30, 2001			
	Number	Amount		
			New Policies	Increase from coversion
Individual Insurance	130,404	22,521	22,202	319
Individual Annuities	2,757	261	261	0
Subtotal	133,161	22,782	22,463	319
Group Insurance	—	1,842	1,842	
Group Annuities	—	0	0	

	Year Ended March 31,2002			
	Number	Amount		
			New Policies	Increase from coversion
Individual Insurance	260,529	45,067	44,559	508
Individual Annuities	6,630	636	636	0
Subtotal	267,159	45,704	45,195	508
Group Insurance	—	5,334	5,334	
Group Annuities	—	5	5	

Notes:
1. The number of new policies includes increase from conversion.
2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.
3. The new policy amount for group annuity products is equal to the initial premium payment.

(3)Average amount of new policies and amount in force (Individual insurance) (Thousands of Yen)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Average amount of new policies	17,118	17,737	17,682
Average amount in force	18,973	18,874	18,912

Note: 1. The average amount of new policies does not include increase from conversion.

(4) New policy rate (New policy amount / amount in force at the beginning of fiscal year) (%)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Individual Insurance	5.88	5.86	11.8
Individual Annuities	5.37	2.43	5.9
Groupe Insurance	3.18	1.59	4.6

Notes:
1. The new policy amount does not include increase from conversion.
2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.
3. These figures for six months ended Sept. 30, 2002 and 2001 are not annualized.

(5) Surrender and lapse rate (Surrender and lapse amount / amount in force at the beginning of fiscal year) (%)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Individual Insurance	4.80	5.30	10.1
Individual Annuities	2.77	3.55	6.6
Groupe Insurance	—	0.38	6.0

Notes:
1. The surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.
2. These figures for six months ended Sept. 30, 2002 and 2001 are not annualized.

(Reference) Surrender and lapse rate without adjustments (%)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Individual Insurance and Annuities	4.23	4.71	9.0

Note: These figures for six months ended Sept. 30, 2002 and 2001 are not annualized.

(6) Average premium amount of individual insurance new policies (Monthly Premium) (Yen)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Average premium amount	201,093	196,195	200,022

Notes:
1. The figures do not include increase from conversion.
2. The figures are annualized.

(7) Average assumed investment yield for individual insurance and annuities (%)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Average Assumed Investment Yield	3.97	4.17	4.07

(8) Mortality rate for individual insurance (‰)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Rate based on Number of Policies	1.95	1.96	3.99
Rate based on Policy Amount	2.04	2.16	4.38

Note: These figures for six months ended Sept. 30, 2002 and 2001 are not annualized.

(9) Reserve for outstanding claims

(Millions of Yen)

		At September 30, 2002	At September 30, 2001	At March 31, 2002
Insurance Claims				
	Death Benefits	29,587	25,955	27,149
	Accidental Death Benefits	3,843	1,148	4,013
	Disabilty Benefits	2,160	5,495	1,828
	Maturity Benefits	692	1,762	4,300
	Others	0	0	2
	Sub Total	36,283	34,362	37,293
Annuity Payments		75	117	148
Insurance Benefits		3,629	3,738	6,714
Surrender Payments		3,497	2,926	2,971
Total		43,945	41,566	47,805

(10) Policy reserve

(Millions of Yen)

		At September 30, 2002	At September 30, 2001	At March 31, 2002
Policy Reserve				
	Individual Insurance	2,426,900	2,347,316	2,381,999
	Individual Annuity	379,372	352,255	361,748
	Group Insurance	9,274	9,496	9,233
	Group Annuity	2,508,457	2,521,328	2,549,565
	Others	5,868	6,175	5,925
	Sub Total	5,329,873	5,236,572	5,308,472
Contingency Reserve		74,702	94,910	73,521
Total		5,404,576	5,331,483	5,381,993

(11) Other reserves

(Millions of Yen)

		At September 30, 2002		At September 30, 2001		At March 31, 2002	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for Possible Loan Losses							
	General Reserve	4,413	(1,617)	7,228	(213)	6,030	(1,411)
	Specific Reserve	3,657	(1,829)	6,470	(3,842)	5,486	(4,825)
	Specific Reserves for Loans to Refinancing Countries	—	—	—	—	—	—
Reserve for Employees' Retirement Benefits		61,616	181	60,239	199	61,434	1,394
Resereve for Losses on Sale of Loans		63	0	62	0	63	0
Allowance for Reserve for Policyholder Dividends		—	(30,662)	—	—	30,662	30,662
Reserve for Price Fluctuations		28,726	684	27,392	680	28,042	1,330

(12) Insurance premium

a. Payment Method

(Millions of Yen)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Individual Insurance	320,737	309,410	627,360
[Single Premiums]	[34,209]	[23,291]	[57,946]
[Annual Payment]	[71,638]	[69,016]	[136,347]
[Semi-Annual Payment]	[656]	[706]	[1,402]
[Monthly Payment]	[214,232]	[216,395]	[431,664]
Individual Annuities	24,523	15,470	34,691
[Single Premiums]	[8,739]	[2,794]	[7,658]
[Annual Payment]	[4,770]	[1,888]	[5,439]
[Semi-Annual Payment]	[73]	[75]	[148]
[Monthly Payment]	[10,939]	[10,712]	[21,444]
Group Insurance	22,608	23,353	49,032
Group Annuities	146,270	154,117	344,289
Total	515,398	503,481	1,057,881

b. Year

(Millions of Yen, %)

		Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Individual Insurance and Annuities	First Year	74,657	53,953	121,288
	Second and Subsequent Year	270,603	270,928	540,763
	Sub Total	345,260	324,881	662,052
Group Insurance	First Year	301	445	1,655
	Second and Subsequent Year	22,307	22,908	47,376
	Sub Total	22,608	23,353	49,032
Group Annuities	First Year	1,042	705	7,611
	Second and Subsequent Year	145,228	153,412	336,677
	Sub Total	146,270	154,117	344,289
Total	First Year	76,087	55,249	130,901
	Second and Subsequent Year	439,310	448,231	926,979
	Total	515,398	503,481	1,057,881
	% Change	2.4	(5.4)	(1.2)

(13) Insurance claims

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Death Benefits	70,899	2	13,650	-	-	142	84,694	88,075	180,353
Accidental Death Benefits	716	-	206	-	-	10	932	1,167	2,495
Disabilty Benefits	5,382	-	606	-	-	-	5,988	6,594	13,304
Maturity Benefits	42,015	0	-	24,370	49	-	66,435	60,488	101,017
Others	-	-	-	631	-	10	642	242	269
Total	119,013	2	14,463	25,002	49	163	158,694	156,569	297,441

(14) Annuity payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
28	2,602	29	10,479	47	-	13,188	10,859	22,768

(15) Insurance Benefits

(Millions of Yen)

	Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Death Benefits	81	375	1	-	8	-	467	593	1,404
Hospitalization Benefits	6,428	29	286	-	-	34	6,779	6,910	13,679
Operation Benefits	2,969	12	-	-	-	-	2,982	2,766	5,628
Injury Benefits	71	-	65	-	-	-	136	100	193
Survival Benefits	912	-	-	-	35	-	948	816	2,239
Others	32	203	13	116,221	2	6	116,479	118,509	243,342
Total	10,496	620	367	116,221	47	40	127,794	129,697	266,487

(16) Surrender payments

(Millions of Yen)

Individual Insurance	Individual Annuities	Group Insurance	Group Annuities	Workers' Asset Formation Insurance and Annuities	Others	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
83,420	9,628	-	13,400	231	-	106,682	142,924	269,970

(17) Operating expenses

(Millions of Yen)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
Sales Activity Related Expenses	16,312	15,686	31,244
Sales Administrative Expenses	11,002	9,845	19,469
General Administrative Expenses	29,092	29,345	57,428
Total	56,406	54,878	108,142

2. Investment of General Account Assets in Six Months ended Sept. 30, 2002 (Non-Consolidated)

(1) Six months ended September 30, 2002 investment

a. Environment

Hope for recovery in the Japanese economy grew during the interim term under review. The first positive GDP growth in five quarters was seen for the April-June quarter primarily due to Asian exports driving the economy toward recovery. In addition, in May the Japanese government officially announced a bottoming out of the economy. However, full-fledged recovery for the Japanese economy as a whole remains difficult to predict. Capital investment remains low, and export-related industries, which have been the driving force toward recovery, began to loose steam in July. Meanwhile, worldwide stock market weakness has led to concern over the future of the global economy.

Against this backdrop, Japan's stock market, propelled by the anticipation of economic recovery, performed well through the beginning of May and the Nikkei Average temporarily rebounded to the ¥12,000 mark. However, as the pace of recovery slackened and economic indicators took a downturn, mounting distrust in U.S. companies' accounting practices and poor earnings in the IT sector caused the U.S. stock market to nosedive. The combination of these factors and the appreciation of the yen resulted in a drop in the Japanese stock market as well. Despite such positive factors as the Bank of Japan's statement of bank stock holdings purchase in September, the Nikkei Average fell 15.0% owing to growing distrust of the stock market caused by scandals involving food product and electric power companies and other major corporations.

(NIKKEI Average	March 31, 2002: ¥11,024	September 30, 2002: ¥9,383)
(TOPIX	March 31, 2002: 1,060	September 30, 2002: 921)

Regarding long-term interest rates, although yields on 10-year Japanese government bonds temporarily rose to the 1.4% mark due to the lowering of Japan's sovereign rating by rating agencies in April and May, the decline in the stock market from June onwards resulted in greater buying of government bonds from the flight to quality, and interest rates fell almost below the 1.0% mark in mid-September. However, due to deterioration in market sentiment resulting from oversupply in the September 20 Japanese government bond auction, yields on 10-year Japanese government bonds receded to the 1.2% level.

(10-year JGB yields	March 31, 2002: 1.39%	September 30, 2002: 1.18%)

In currency exchange markets, the yen gained over the dollar. Although the exchange rate started at ¥133 to the U.S. dollar in April, yen demand increased among foreign investors as stock prices rose on expectations of economic recovery in Japan resulting in an increase in the yen's value to the mid ¥120 range in late May. The yen gained even further in June, being temporarily traded at the ¥115 range as the dollar generally weakened against the world's currencies due to loss of confidence in U.S. corporate accounting practices. However, yen selling pressure subsequently increased due to ongoing concern about the political situation in the Middle East and a delay in economic recovery in Japan, with the yen to dollar exchange rate for the interim term ending at approximately ¥121.

On the other hand, since officials of the European Central Bank have repeatedly stated that they welcome a strong euro, the euro has gained against the dollar and consequently the yen as well.

(Yen/Dollar exchange rate	March 31, 2002: ¥133.20	September 30, 2002: ¥122.65)
(Yen/Euro exchange rate	March 31, 2002: ¥116.10	September 30, 2002: ¥120.45)

b. Investment principles

To efficiently invest the insurance premiums it receives from customers, Daido Life emphasizes the investment principles of "investment to match the assumed yields, terms, and other characteristics of its insurance products" and "maintaining the soundness of assets."

To ensure that its investment operations are conducted in accordance with those principles, the Company undertakes rigorous risk management in each asset category and strategically allocates assets within tolerable risk with an eye to increasing investment yields.

c. Investment performance

As of September 30, 2002, general account assets amounted to ¥5,780.7 billion (¥5,754.2 billion), up ¥26.5 billion from the level at the end of fiscal 2001 (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

Under a severe investment environment marked by weakness in stock prices, the Company continued to invest mainly in yen fixed income assets and took such measures against stock price fluctuation risks as selling stocks and stock index futures.

At the end of the interim term, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 49.7% (51.3%), domestic stocks, 4.6% (5.2%), foreign securities, 8.0% (8.0%), and loans, 20.2% (20.1%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥63.2 billion. Gains on sale of securities totaled ¥13.2 billion, while losses on sale of securities were ¥7.2 billion. Gains from derivatives were ¥15.1 billion. Devaluation losses from securities were ¥28.9 billion, and net losses from monetary trusts were ¥6.6 billion.

(2) Asset composition

(Millions of Yen, %)

	As of September 30, 2002		As of September 30, 2001		As of March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	404,978	7.0%	382,097	6.8%	330,175	5.8%
Securities repurchased under resale agreements	—	—	—	—	—	—
Monetary claims purchased	11,998	0.2	26,999	0.5	42,394	0.7
Securities under proprietary accounts	—	—	—	—	—	—
Monetary trusts	81,972	1.4	188,061	3.3	95,195	1.7
Securities	3,804,215	65.8	3,595,794	63.7	3,832,830	66.6
Domestic bonds	2,871,778	49.7	2,632,391	46.7	2,951,773	51.3
Domestic stocks	267,354	4.6	333,442	5.9	296,900	5.2
Foreign securities	464,740	8.0	522,641	9.2	461,877	8.0
Foreign bonds	317,956	5.5	329,657	5.8	318,772	5.5
Foreign stocks and other securities	146,783	2.5	192,984	3.4	143,105	2.5
Other securities	200,342	3.5	107,319	1.9	122,278	2.1
Loans	1,165,502	20.2	1,118,961	19.8	1,157,275	20.1
Policy loans	72,647	1.3	62,113	1.1	67,317	1.2
Commercial loans	1,092,855	18.9	1,056,847	18.7	1,089,958	18.9
Property and equipment	176,247	3.0	172,653	3.1	179,262	3.1
Deferred tax asset	78,442	1.4	93,392	1.7	69,009	1.2
Other assets	65,504	1.1	76,081	1.3	59,666	1.0
Reserve for possible loan losses	(8,070)	(0.1)	(13,698)	(0.2)	(11,517)	(0.2)
Total assets	5,780,793	100.0	5,640,341	100.0	5,754,293	100.0
Foreign currency denominated assets	309,671	5.4	450,388	8.0	305,909	5.3

Note:
1. Assets stated above include cash collateral received under security lending contracts (At September 30, 2002: 58,030 million yen; at September 30, 2001: 73,000 million yen; at March 31, 2002: 121,418 million yen)

(3) Changes in the amount of assets by categories

(Millions of Yen, %)

	Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
	Amount	Amount	Amount
Cash and deposits, call loans	74,802	(64,560)	(116,482)
Securities repurchased under resale agreements	—	—	—
Monetary claims purchased	(30,396)	(796)	14,598
Securities under proprietary accounts	—	—	—
Monetary trusts	(13,222)	(59,838)	(152,704)
Securities	(28,614)	82,117	319,153
Domestic bonds	(79,994)	93,765	413,147
Domestic stocks	(29,546)	(49,766)	(86,308)
Foreign securities	2,862	39,515	(21,247)
Foreign bonds	(815)	29,340	18,455
Foreign stocks and other	3,678	10,175	(39,703)
Other securities	78,064	(1,396)	13,562
Loans	8,227	(13,607)	24,706
Policy loans	5,330	6,171	11,374
Commercial loans	2,896	(19,778)	13,331
Property and equipment	(3,014)	(1,596)	5,012
Deferred tax asset	9,433	27,566	3,184
Other assets	5,837	15,016	(1,397)
Reserve for possible loan losses	3,447	4,056	6,237
Total assets	26,500	(11,642)	102,309
Foreign currency denominated assets	3,761	50,409	(94,070)

Note:
1. Changes in the amount of cash collateral received under security lending contracts: six months ended September 30, 2002: (63,388) million yen; six months ended September 30, 2001: 42,919 million yen; year ended March 31, 2002: 91,337 million yen

(4)Investment gains / losses by asset categories

a.Investment gains / losses by asset categories (Millions of Yen) | b.Average daily balance (Millions of Yen)

	a. Six Months Ended Sept. 30, 2002	a. Six Months Ended Sept. 30, 2001	a. Year Ended Mar. 31, 2002	b. Six Months Ended Sept. 30, 2002	b. Six Months Ended Sept. 30, 2001	b. Year Ended Mar. 31, 2002
Cash and deposits, call loans	26	90	138	257,051	346,528	285,941
Securities repurchased under resale agreements	—	—	—	—	—	—
Monetary claims purchased	10	31	46	17,609	37,746	28,605
Securities under proprietary accounts	—	—	—	—	—	—
Monetary trusts	(17,575)	(22,150)	(32,731)	110,118	238,111	207,102
Domestic bonds	37,286	35,772	70,887	2,892,367	2,616,177	2,667,264
Domestic stocks	4,550	(14,749)	(57,355)	278,847	332,254	326,607
Foreign securities	10,639	20,279	55,414	460,694	494,686	574,239
Loans	12,620	12,994	22,720	1,150,987	1,120,579	1,129,909
Commercial loans	10,885	11,519	19,596	1,082,185	1,062,788	1,068,487
Property and equipment	1,286	770	1,966	180,002	174,421	174,411
Total general accounts	40,925	30,209	58,496	5,675,976	5,611,249	5,672,476
Other than stocks	36,375	44,958	115,852	5,397,129	5,278,995	5,345,868
Foreign investments	(2,322)	17,812	56,338	577,798	716,890	747,930

Notes:
1. Average daily balance represents the average daily balance on a book value basis.
2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

(5)Investment income / gains

(Millions of Yen)

	Six Months Ended Sept. 30, 2002	Six Months Ended Sept. 30, 2001	Year Ended Mar. 31, 2002
Interest, dividends and income from real estate for rent	63,278	67,174	155,811
Interest income from deposits	368	2,916	3,441
Interest income and dividends from securities	46,265	46,946	118,038
Interest income from loans	13,009	13,605	26,866
Income from real estate for rent	3,581	3,638	7,327
Other income from interest and dividends	53	67	136
Gain on securities under proprietary accounts	—	—	—
Gains from monetary trusts, net	—	—	—
Gains on investments in trading securities, net	—	—	592
Gains on sale of securities	13,254	13,188	88,599
Gains on sale of domestic bonds	3,474	1,083	2,869
Gains on sale of domestic stocks	2,658	31	35,960
Gains on sale of foreign securities	7,121	12,073	49,769
Other	—	—	—
Gains on redemption of securities	—	—	—
Gains from derivatives, net	15,135	7,014	—
Foreign exchange gains, net	—	—	—
Other investment income	334	63	120
Total	92,003	87,441	245,123

(6)Investment expenses / losses

(Millions of Yen)

	Six Months Ended Sept. 30, 2002	Six Months Ended Sept. 30, 2001	Year Ended Mar. 31, 2002
Interest expense	22	35	68
Losses on securities under proprietary accounts	—	—	—
Losses from monetary trusts, net	6,696	17,286	30,189
Losses on investments in trading securities, net	3,826	286	—
Losses on sale of securities	7,270	12,744	56,135
Losses on sale of domestic bonds	380	326	561
Losses on sale of domestic stocks	4,750	12,406	53,610
Losses on sale of foreign securities	2,139	10	1,963
Other	—	—	—
Devaluation losses on securities	28,952	19,295	54,121
Devaluation losses on domestic bonds	174	—	154
Devaluation losses on domestic stocks	18,349	16,790	52,441
Devaluation losses on foreign securities	10,428	2,486	1,476
Amortization of securities	—	—	—
Losses from derivatives, net	—	—	25,925
Foreign exchange losses, net	366	3,920	10,034
Provision for reserve for possible loan losses	—	—	—
Provision of specific reserve	—	—	—
Provision of general reserve	—	—	—
Write-off of loans	58	316	3,620
Depreciation of real estate for rent	1,518	1,550	3,250
Other investment expenses	2,367	1,796	3,282
Total	51,078	57,232	186,627

(7)Net investment gains / losses

(Millions of Yen)

	Six Months Ended Sept. 30, 2002	Six Months Ended Sept. 30, 2001	Year Ended Mar. 31, 2002
Net investment gains/losses	40,925	30,209	58,496

(8)Securities

(Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	405,384	10.7%	382,693	10.6%	574,703	15.0%
Municipal bonds	1,349,852	35.5	1,282,731	35.7	1,319,841	34.4
Corporate bonds	1,116,541	29.3	966,966	26.9	1,057,228	27.6
Public corporation bonds	437,299	11.5	348,937	9.7	399,442	10.4
Domestic stocks	267,354	7.0	333,442	9.3	296,900	7.7
Foreign securities	464,740	12.2	522,641	14.5	461,877	12.1
Foreign bonds	317,956	8.3	329,657	9.2	318,772	8.3
Foreign stocks and other securities	146,783	3.9	192,984	5.3	143,105	3.8
Other securities	200,342	5.3	107,319	3.0	122,278	3.2
Total	3,804,215	100.0	3,595,794	100.0	3,832,830	100.0
Subordinated debentures	47,936	1.3	36,799	1.0	42,930	1.1

Securities by holding purposes categories

(Millions of Yen)

	Trading	Held-to-maturity	Available-for-sale	Stocks of Subsidiaries and Affiliates	Total
At September 30, 2002					
Government bonds	—	109,432	295,951	—	405,384
Municipal bonds	—	703,643	646,209	—	1,349,852
Corporate bonds	—	638,182	478,358	—	1,116,541
Public corporation bonds	—	251,616	185,683	—	437,299
Domestic stocks	—	—	250,418	16,936	267,354
Foreign securities	37,307	53,213	367,819	6,401	464,740
Foreign bonds	—	53,213	264,743	—	317,956
Foreign stocks and other securities	37,307	—	103,075	6,401	146,783
Other securities	—	—	200,342	—	200,342
Total	37,307	1,504,471	2,239,099	23,337	3,804,215
At September 30, 2001					
Government bonds	—	179,146	203,546	—	382,693
Municipal bonds	—	1,282,731	—	—	1,282,731
Corporate bonds	—	933,823	33,143	—	966,966
Public corporation bonds	—	348,937	—	—	348,937
Domestic stocks	—	—	330,780	2,662	333,442
Foreign securities	29,090	85,523	401,625	6,401	522,641
Foreign bonds	—	85,523	244,133	—	329,657
Foreign stocks and other securities	29,090	—	157,492	6,401	192,984
Other securities	—	—	107,319	—	107,319
Total	29,090	2,481,225	1,076,414	9,063	3,595,794
At March 31, 2002					
Government bonds	—	111,904	462,798	—	574,703
Municipal bonds	—	698,994	620,846	—	1,319,841
Corporate bonds	—	618,778	438,449	—	1,057,228
Public corporation bonds	—	227,011	172,431	—	399,442
Domestic stocks	—	—	288,894	8,006	296,900
Foreign securities	37,380	60,032	358,063	6,401	461,877
Foreign bonds	—	60,032	258,740	—	318,772
Foreign stocks and other securities	37,380	—	99,323	6,401	143,105
Other securities	—	—	122,278	—	122,278
Total	37,380	1,489,710	2,291,330	14,408	3,832,830

(9)Securities by contractual maturity dates

(Millions of Yen)

	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
At September 30, 2002							
Government bonds	22,044	76,158	120,300	55,568	127,185	4,127	405,384
Municipal bonds	119,878	360,064	213,447	365,659	286,328	4,473	1,349,852
Corporate bonds	79,727	255,947	184,210	206,923	281,114	108,616	1,116,541
Domestic stocks						267,354	267,354
Foreign securities	6,366	61,293	58,778	50,677	106,089	181,535	464,740
Foreign bonds	6,366	61,025	57,970	45,268	99,245	48,080	317,956
Foreign stocks and other securities	—	268	807	5,409	6,843	133,455	146,783
Other securities	—	12,681	3,206	—	5,337	179,116	200,342
Total	228,018	766,145	579,943	678,829	806,055	745,223	3,804,215
At September 30, 2001							
Government bonds	10,626	71,179	78,727	85,947	132,588	3,623	382,693
Municipal bonds	77,341	294,049	258,339	237,414	411,382	4,204	1,282,731
Corporate bonds	110,619	210,347	195,294	160,061	217,430	73,212	966,966
Domestic stocks						333,442	333,442
Foreign securities	14,317	61,417	78,201	35,338	98,788	234,577	522,641
Foreign bonds	14,317	61,417	77,884	34,366	93,920	47,751	329,657
Foreign stocks and other securities	—	—	317	972	4,868	186,826	192,984
Other securities	9,661	—	30,135	2,957	4,774	59,789	107,319
Total	222,567	636,993	640,699	521,718	864,964	708,850	3,595,794
At March 31, 2002							
Government bonds	119,840	104,909	98,790	110,998	133,607	6,559	574,703
Municipal bonds	110,110	348,793	214,180	297,005	344,488	5,262	1,319,841
Corporate bonds	113,543	240,148	165,466	194,179	263,082	80,807	1,057,228
Domestic stocks						296,900	296,900
Foreign securities	25,836	53,294	60,281	40,483	102,941	179,040	461,877
Foreign bonds	25,836	52,879	59,410	37,628	97,675	45,342	318,772
Foreign stocks and other securities	—	415	871	2,855	5,266	133,697	143,105
Other securities	92	—	13,505	2,580	5,178	100,920	122,278
Total	369,423	747,145	552,224	645,247	849,297	669,490	3,832,830

* Includes securities with maturity dates unfixed.

(10)Stock holdings by industry

(Millions of Yen, %)

		At September 30, 2002		At September 30, 2001		At March 31, 2002	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Manufacturing industries							
	Food products	5,408	2.0%	6,030	1.8%	5,967	2.0%
	Textiles and clothing	5,564	2.1	8,455	2.5	8,290	2.8
	Pulp and paper	423	0.2	546	0.2	509	0.2
	Chemicals	21,619	8.1	49,929	15.0	26,774	9.0
	Oil and coal products	597	0.2	836	0.3	696	0.2
	Rubber products	5,618	2.1	1,094	0.3	6,592	2.2
	Glass and stone products	356	0.1	587	0.2	556	0.2
	Steel	1,103	0.4	1,720	0.5	1,428	0.5
	Non-steel metals	55	0.0	105	0.0	91	0.0
	Metal products	1,009	0.4	1,140	0.4	1,161	0.4
	Machinery	23,467	8.8	20,471	6.1	25,759	8.7
	Electric appliances	9,041	3.4	15,442	4.6	21,266	7.2
	Transportation vehicles	635	0.2	1,683	0.5	1,703	0.6
	Precision machinery	10,081	3.8	8,165	2.5	6,588	2.2
	Others	5,201	1.9	6,439	1.9	6,803	2.3
	Sub-total	90,183	33.7	122,651	36.8	114,190	38.5
Non-manufacturing industries							
	Fisheries	221	0.1	247	0.1	233	0.1
	Mining	14	0.0	34	0.0	34	0.0
	Construction	10,235	3.8	12,664	3.8	10,938	3.7
	Retailers and wholesalers	13,650	5.1	16,756	5.0	16,762	5.6
	Financial services/insurance	97,090	36.3	109,793	32.9	88,309	29.7
	Securities	19,955	7.5	19,486	5.9	20,729	7.0
	Real estate	336	0.1	429	0.1	397	0.1
	Ground transportation	9,001	3.4	11,444	3.4	10,004	3.4
	Water and air transportation	8	0.0	8	0.0	8	0.0
	Warehouses	87	0.1	302	0.1	270	0.1
	Telecommunications	40	0.0	2,014	0.6	2,069	0.7
	Electric utilities	13,124	4.9	13,968	4.2	12,761	4.3
	Service companies	13,406	5.0	23,641	7.1	20,190	6.8
	Sub-total	177,170	66.3	210,791	63.2	182,710	61.5
Total		267,354	100.0	333,442	100.0	296,900	100.0

(11) Municipal bonds by region

(Millions of Yen)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Hokkaido	31,458	28,682	31,152
Tohoku	184,803	174,050	176,457
Kanto	270,923	262,121	270,852
Chubu	246,377	231,256	239,314
Kinki	202,782	174,826	188,414
Chugoku	121,235	120,980	120,965
Shikoku	105,648	108,276	108,179
Kyushu	186,623	182,535	184,503
Total	1,349,852	1,282,731	1,319,841

(12)Loans

(Millions of Yen)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Policy loans	72,647	62,113	67,317
Policyholder loans	70,953	60,384	65,665
Premium loans	1,693	1,728	1,651
Commercial loans	1,092,855	1,056,847	1,089,958
Loans to non-residents	16,508	17,997	16,903
Loans to corporations	761,842	710,776	757,175
Loans to domestic corporations	759,355	708,172	754,630
Loans to Japanese government, government-related organizations and international organizations	28,722	25,100	23,486
Loans to Japanese local governments and public entities	12,906	13,279	13,046
Mortgage loans	30,042	33,866	32,028
Consumer loans	184,987	191,406	185,828
Others	74,353	82,418	78,391
Total Loans	1,165,502	1,118,961	1,157,275

(13) Loans to domestic companies by company size

(Millions of Yen, %)

		At September 30, 2002		At September 30, 2001		At March 31, 2002	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	172	45.5%	170	40.4%	171	43.7%
	Amount of loans	697,015	91.8	634,396	89.6	690,907	91.5
Medium-sized corporations	Number of debtors	5	1.3	7	1.7	4	1.0
	Amount of loans	11,052	1.5	13,640	1.9	12,686	1.7
Small corporations	Number of debtors	201	53.2	244	57.9	216	55.3
	Amount of loans	51,288	6.7	60,135	8.5	51,036	6.8
Total	Number of debtors	378	100.0	421	100.0	391	100.0
	Amount of loans	759,355	100.0	708,172	100.0	754,630	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).
2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).
3. Small corporations are defined, for purposes of the above table, as all other corporations.
4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by region

(Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Hokkaido	7,682	1.0%	8,165	1.1%	7,748	1.0%
Tohoku	11,748	1.5	10,655	1.4	12,127	1.5
Kanto	468,761	58.4	411,257	54.7	447,210	56.2
Chubu	83,806	10.4	82,540	11.0	83,587	10.5
Kinki	216,362	26.9	224,983	29.9	231,545	29.1
Chugoku	2,821	0.3	1,421	0.2	1,221	0.2
Shikoku	1,666	0.2	1,923	0.3	1,788	0.2
Kyushu	10,264	1.3	10,647	1.4	10,203	1.3
Total	803,113	100.0	751,593	100.0	795,432	100.0

Notes:
1. The above figures do not include loans to individuals, non-residents, policy loans, etc.
2. Geographic areas are classified by the places where debtors' head offices are.

(15) Loans by industry

(Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries						
Food products	8,825	0.8%	3,176	0.3%	7,994	0.7%
Textiles and clothing	8,792	0.8	4,797	0.4	4,308	0.4
Pulp and paper	571	0.0	613	0.1	592	0.0
Chemicals	11,672	1.1	5,473	0.5	7,436	0.7
Oil and coal products	3,485	0.3	2,705	0.3	2,462	0.2
Rubber products	6,177	0.6	5,960	0.6	6,375	0.6
Glass and stone products	706	0.1	6	0.0	706	0.1
Steel	31,747	2.9	27,355	2.6	32,047	2.9
Non-steel metals	3,175	0.3	305	0.0	2,840	0.3
Metal products	1,843	0.2	1,349	0.1	1,699	0.1
Machinery	6,849	0.6	6,648	0.6	7,196	0.7
Electric appliances	25,552	2.3	12,419	1.2	24,498	2.2
Transportation vehicles	2,700	0.2	2,900	0.3	2,800	0.3
Others	6,229	0.6	4,237	0.4	6,069	0.6
Sub-total	118,326	10.8	77,947	7.4	107,027	9.8
Non-manufacturing Industries						
Construction	3,018	0.3	5,330	0.5	3,643	0.3
Retail and wholesale	107,007	9.8	95,380	9.0	105,609	9.7
Financial services/ insurance/securities	302,517	27.7	303,862	28.7	307,760	28.2
Real estate	41,446	3.8	41,087	3.9	42,963	3.9
Ground transportation	8,161	0.7	7,257	0.7	8,322	0.8
Water and air transportation	11,827	1.1	10,416	1.0	10,916	1.0
Electric utilities	67,564	6.2	70,790	6.7	69,200	6.4
Gas utilities	12,445	1.1	12,875	1.2	12,660	1.2
Service companies	75,475	6.9	74,016	7.0	77,470	7.1
Others	11,565	1.0	9,207	0.9	9,055	0.8
Sub-total	641,029	58.6	630,224	59.6	647,603	59.4
Government-related organizations	21,400	2.0	16,405	1.6	15,828	1.4
Local governments and public entities	6,406	0.6	6,779	0.6	6,546	0.6
Mortgage and consumers	215,030	19.7	225,273	21.3	217,857	20.0
Other	74,153	6.8	82,218	7.8	78,191	7.2
Total	1,076,346	98.5	1,038,849	98.3	1,073,054	98.4
Foreign Loans						
Governments, etc.	13,821	1.3	15,194	1.4	14,158	1.3
Financial institutions	—	—	—	—	—	—
Commerce and industry companies	2,486	0.2	2,603	0.3	2,545	0.3
Other	200	0.0	200	0.0	200	0.0
Total	16,508	1.5	17,997	1.7	16,903	1.6
Total	1,092,855	100.0	1,056,847	100.0	1,089,958	100.0

(16) Loans by collateral type

(Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Collateral	33,358	3.1%	43,073	4.1%	38,511	3.5%
Stocks and other securities	15,047	1.4	18,425	1.8	16,797	1.5
Real and personal estate	18,311	1.7	24,648	2.3	21,714	2.0
Loans collateralised with receivables	—	—	—	—	—	—
Guarantees	28,916	2.6	26,171	2.5	25,668	2.4
Unsecured	757,347	69.3	700,345	66.2	748,155	68.6
Others	273,232	25.0	287,256	27.2	277,622	25.5
Total Loans	1,092,855	100.0	1,056,847	100.0	1,089,958	100.0
Subordinated loans	168,657	15.4	173,644	16.4	180,150	16.5

(17) Foreign investments

a. Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed) (Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	199,263	32.3%	244,133	35.5%	187,750	30.3%
Foreign stocks	8,102	1.3	8,916	1.3	7,375	1.2
Non yen-denominated cash, cash equivalents and other assets	102,305	16.6	197,339	28.7	110,783	17.8
Total	309,671	50.2	450,388	65.5	305,909	49.3

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	4,270	0.7%	5,168	0.8%	5,353	0.9%
Non yen-denominated cash, cash equivalents and other assets	76,660	12.4	85,504	12.4	61,005	9.8
Total	80,930	13.1	90,673	13.2	66,358	10.7

(c) Denominated in yen (Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	16,508	2.7%	17,997	2.6%	16,903	2.7%
Foreign stocks	60,000	9.7	30,000	4.4	60,000	9.7
Foreign bonds	118,692	19.2	85,523	12.4	131,022	21.1
Other foreign securities	18,760	3.0	2,067	0.3	17,555	2.8
Other	12,926	2.1	10,981	1.6	22,733	3.7
Total	226,889	36.7	146,570	21.3	248,215	40.0

(d) Total (Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	617,491	100.0%	687,632	100.0%	620,483	100.0%

b. Foreign currency denominated assets by currency (Millions of Yen, %)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	151,362	48.9%	314,818	69.9%	163,118	53.3%
Euro	128,401	41.4	96,871	21.5	111,853	36.6
British pound	20,331	6.6	24,744	5.5	19,016	6.2
Canadian dollar	7,442	2.4	10,217	2.3	7,974	2.6
Swiss franc	1,616	0.5	1,623	0.4	1,428	0.5
Australian dollar	515	0.2	621	0.1	650	0.2
Swedish krone	0	0.0	295	0.1	719	0.2
Norwegian krone	0	0.0	136	0.0	0	0.0
Denmark krone	0	0.0	567	0.1	438	0.1
Hong Kong dollar	0	0.0	337	0.1	463	0.2
Singapore dollar	0	0.0	157	0.0	245	0.1
Total	309,671	100.0	450,388	100.0	305,909	100.0

c. Investments by region

(Millions of Yen, %)

	At September 30, 2002							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	135,944	29.3%	98,807	31.1%	37,136	25.3%	6,500	39.4%
Europe	146,560	31.5	143,494	45.1	3,065	2.1	3,500	21.2
Oceania	5,627	1.2	5,627	1.8	—	—	—	—
Asia	—	—	—	—	—	—	200	1.2
Latin America	171,617	36.9	65,036	20.4	106,581	72.6	486	2.9
Middle East	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	—	—	—
International Organizations	4,991	1.1	4,991	1.6	—	—	5,821	35.3
Total	464,740	100.0	317,956	100.0	146,783	100.0	16,508	100.0

	At September 30, 2001							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	143,412	27.4%	122,534	37.2%	20,877	10.8%	6,500	36.1%
Europe	113,941	21.8	107,062	32.5	6,878	3.6	4,500	25.0
Oceania	5,481	1.1	5,481	1.6	—	—	—	—
Asia	—	—	—	—	—	—	200	1.1
Latin America	213,910	40.9	48,682	14.8	165,227	85.6	603	3.4
Middle East	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	—	—	—
International Organizations	45,895	8.8	45,895	13.9	—	—	6,194	34.4
Total	522,641	100.0	329,657	100.0	192,984	100.0	17,997	100.0

	At March 31, 2002							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	141,008	30.5%	104,535	32.8%	36,473	25.5%	6,500	38.5%
Europe	143,298	31.0	136,860	42.9	6,437	4.5	3,500	20.7
Oceania	6,579	1.4	6,579	2.1	—	—	—	—
Asia	—	—	—	—	—	—	200	1.2
Latin America	166,055	36.0	65,861	20.7	100,194	70.0	545	3.2
Middle East	—	—	—	—	—	—	—	—
Africa	—	—	—	—	—	—	—	—
International Organizations	4,935	1.1	4,935	1.5	—	—	6,158	36.4
Total	461,877	100.0	318,772	100.0	143,105	100.0	16,903	100.0

(18) Fair value information on securities and others

a. Fair value information on securities

(a) Valuation gains (devaluation losses) on trading securities (Millions of Yen)

	At September 30, 2002		At September 30, 2001		At March 31, 2002	
	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Valuation Gains (Devaluation Losses)
Trading securities	57,082	(6,555)	63,955	(598)	59,608	12,272
Domestic bonds	—	—	—	—	—	—
Domestic stocks	—	—	—	—	—	—
Foreign bonds	—	—	—	—	—	—
Foreign stocks, etc.	37,307	(4,103)	29,090	(286)	37,380	1,661
Monetary trusts	19,775	(2,452)	34,865	(312)	22,227	10,610

Note: Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts, which are charged or credit to income, resulted in a gain of 874 million yen at September 30, 2001and a gain of 1,796 million yen at March 31, 2002, respectively.

(b)-1. Securities with market value (Millions of Yen)

	At September 30, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,504,471	1,593,416	88,944	90,503	1,558
Available -for-sale securities	2,150,389	2,223,323	72,933	101,421	28,488
Domestic bonds	1,354,969	1,420,519	65,550	66,820	1,270
Domestic stocks	230,504	239,506	9,001	22,941	13,939
Foreign securities	292,848	297,463	4,615	7,531	2,916
Bonds	259,843	264,743	4,900	6,912	2,012
Stocks, etc.	33,005	32,720	(284)	618	903
Others	198,329	197,181	(1,148)	3,063	4,212
Monetary claims purchased	11,998	11,998	—	—	—
Certificates of deposit	—	—	—	—	—
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149
Total	3,654,861	3,816,739	161,878	191,925	30,047
Domestic bonds	2,806,227	2,959,296	153,068	155,567	2,498
Domestic stocks	230,504	239,506	9,001	22,941	13,939
Foreign securities	346,061	352,103	6,041	9,288	3,247
Bonds	313,056	319,383	6,326	8,670	2,343
Stocks, etc.	33,005	32,720	(284)	618	903
Others	198,329	197,181	(1,148)	3,063	4,212
Monetary claims purchased	11,998	11,998	—	—	—
Certificates of deposit	—	—	—	—	—
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 61 million yen at September 30, 2002.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	At Sept. 30, 2002
Stocks of subsidiaries and affiliates	23,337
Available-for-sale securities	84,121
Unlisted domestic stocks (excluding over-the-counter stocks)	10,911
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	—
Others	13,209
Total	107,458

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	At September 30, 2001				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	2,481,225	2,639,225	158,000	160,029	2,028
Available -for-sale securities	1,238,939	1,240,469	1,530	95,919	94,388
Domestic bonds	232,324	236,689	4,364	4,773	409
Domestic stocks	303,790	322,781	18,990	68,344	49,353
Foreign securities	348,043	366,728	18,684	19,858	1,174
Bonds	234,458	244,133	9,675	10,592	917
Stocks, etc.	113,585	122,594	9,009	9,265	256
Others	115,916	105,834	(10,081)	531	10,613
Monetary claims purchased	24,999	24,999	—	—	—
Certificates of deposit	62,000	62,000	—	—	—
Monetary trusts	151,864	121,437	(30,427)	2,410	32,838
Total	3,720,164	3,879,695	159,531	255,948	96,417
Domestic bonds	2,628,026	2,787,162	159,136	161,547	2,411
Domestic stocks	303,790	322,781	18,990	68,344	49,353
Foreign securities	433,567	455,480	21,913	23,113	1,200
Bonds	319,982	332,886	12,904	13,848	943
Stocks, etc.	113,585	122,594	9,009	9,265	256
Others	115,916	105,834	(10,081)	531	10,613
Monetary claims purchased	24,999	24,999	—	—	—
Certificates of deposit	62,000	62,000	—	—	—
Monetary trusts	151,864	121,437	(30,427)	2,410	32,838

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 365 million yen at September 30, 2001.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	At Sept. 30, 2001
Stocks of subsidiaries and affiliates	9,063
Available-for-sale securities	44,268
Unlisted domestic stocks (excluding over-the-counter stocks)	7,999
Unlisted foreign stocks (excluding over-the-counter stocks)	30,000
Unlisted foreign bonds	—
Others	6,269
Total	53,331

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(b)-1. Securities with market value (Millions of Yen)

	At March 31, 2002				
	Amortized Cost / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)	Gains	Losses
Held-to-maturity securities	1,489,710	1,565,899	76,188	79,112	2,923
Available -for-sale securities	2,262,456	2,326,852	64,396	97,485	33,088
Domestic bonds	1,466,056	1,522,094	56,038	57,877	1,838
Domestic stocks	260,284	278,236	17,951	32,783	14,831
Foreign securities	292,112	290,720	(1,391)	3,139	4,530
Bonds	259,654	258,740	(914)	2,745	3,659
Stocks, etc.	32,458	31,980	(477)	393	870
Others	127,787	119,186	(8,600)	175	8,776
Monetary claims purchased	41,694	41,694	—	—	—
Certificates of deposit	8,000	8,000	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111
Total	3,752,166	3,892,751	140,585	176,597	36,012
Domestic bonds	2,895,734	3,027,206	131,471	135,786	4,314
Domestic stocks	260,284	278,236	17,951	32,783	14,831
Foreign securities	352,144	351,508	(636)	4,342	4,978
Bonds	319,686	319,528	(158)	3,949	4,107
Stocks, etc.	32,458	31,980	(477)	393	870
Others	127,787	119,186	(8,600)	175	8,776
Monetary claims purchased	41,694	41,694	—	—	—
Certificates of deposit	8,000	8,000	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.
3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 272 million yen at March 31, 2002.
4.During the year ended March 31, 2002, a part of held-to-maturity securities were reclassified into available-for-sale securities.

(b)-2. Securities without market value (Carrying value) (Millions of Yen)

	At Mar. 31, 2002
Stocks of subsidiaries and affiliates	14,408
Available-for-sale securities	80,509
Unlisted domestic stocks (excluding over-the-counter stocks)	10,657
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	—
Others	9,852
Total	94,917

Note: Securities included in jointly operated designated monetary trusts are not included herein.

(c) Fair value information consisting of those stated in the previous table (b)-1. and foreign exchange and other gains (losses) for (b)-2.

(Millions of Yen)

	At September 30, 2002				
	Amortized Cost / Carrying Value / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,504,471	1,593,416	88,944	90,503	1,558
Stocks of subsidiaries and affiliates	23,337	23,338	1	767	766
Available -for-sale securities	2,234,511	2,307,752	73,240	101,786	28,546
Domestic bonds	1,354,969	1,420,519	65,550	66,820	1,270
Domestic stocks	241,416	250,418	9,001	22,941	13,939
Foreign securities	362,913	367,819	4,906	7,842	2,936
Bonds	259,843	264,743	4,900	6,912	2,012
Stocks, etc.	103,069	103,075	6	929	923
Others	201,475	200,342	(1,132)	3,117	4,250
Monetary claims purchased	11,998	11,998	—	—	—
Certificates of deposit	—	—	—	—	—
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149
Total	3,762,320	3,924,507	162,186	193,057	30,871
Domestic bonds	2,806,227	2,959,296	153,068	155,567	2,498
Domestic stocks	258,352	267,354	9,001	22,941	13,939
Foreign securities	422,527	428,861	6,334	10,367	4,033
Bonds	313,056	319,383	6,326	8,670	2,343
Stocks, etc.	109,470	109,478	7	1,697	1,690
Others	201,475	200,342	(1,132)	3,117	4,250
Monetary claims purchased	11,998	11,998	—	—	—
Certificates of deposit	—	—	—	—	—
Monetary trusts	61,738	56,653	(5,085)	1,064	6,149

(Millions of Yen)

	At September 30, 2001				
	Amortized Cost / Carrying Value / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	2,481,225	2,639,225	158,000	160,029	2,028
Stocks of subsidiaries and affiliates	9,063	8,895	(168)	669	837
Available -for-sale securities	1,283,207	1,284,851	1,643	96,053	94,410
Domestic bonds	232,324	236,689	4,364	4,773	409
Domestic stocks	311,789	330,780	18,990	68,344	49,353
Foreign securities	382,827	401,625	18,797	19,993	1,195
Bonds	234,458	244,133	9,675	10,592	917
Stocks, etc.	148,369	157,492	9,122	9,400	277
Others	117,401	107,319	(10,081)	531	10,613
Monetary claims purchased	24,999	24,999	—	—	—
Certificates of deposit	62,000	62,000	—	—	—
Monetary trusts	151,864	121,437	(30,427)	2,410	32,838
Total	3,773,496	3,932,972	159,475	256,752	97,276
Domestic bonds	2,628,026	2,787,162	159,136	161,547	2,411
Domestic stocks	314,452	333,442	18,990	68,344	49,353
Foreign securities	474,752	496,611	21,858	23,917	2,059
Bonds	319,982	332,886	12,904	13,848	943
Stocks, etc.	154,770	163,724	8,954	10,069	1,115
Others	117,401	107,319	(10,081)	531	10,613
Monetary claims purchased	24,999	24,999	—	—	—
Certificates of deposit	62,000	62,000	—	—	—
Monetary trusts	151,864	121,437	(30,427)	2,410	32,838

(Millions of Yen)

	At March 31, 2002				
	Amortized Cost / Carrying Value / Carrying Value Prior to Mark-to-Market	Current Fair Value / and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Held-to-maturity securities	1,489,710	1,565,899	76,188	79,112	2,923
Stocks of subsidiaries and affiliates	14,408	14,959	551	1,085	534
Available -for-sale securities	2,342,966	2,407,944	64,978	98,069	33,090
Domestic bonds	1,466,056	1,522,094	56,038	57,877	1,838
Domestic stocks	270,942	288,894	17,951	32,783	14,831
Foreign securities	358,915	358,063	(852)	3,680	4,532
Bonds	259,654	258,740	(914)	2,745	3,659
Stocks, etc.	99,261	99,323	61	934	872
Others	130,836	122,278	(8,558)	218	8,776
Monetary claims purchased	41,694	41,694	—	—	—
Certificates of deposit	8,000	8,000	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111
Total	3,847,084	3,988,803	141,719	178,267	36,548
Domestic bonds	2,895,734	3,027,206	131,471	135,786	4,314
Domestic stocks	278,949	296,900	17,951	32,783	14,831
Foreign securities	425,349	425,804	455	5,969	5,514
Bonds	319,686	319,528	(158)	3,949	4,107
Stocks, etc.	105,662	106,276	613	2,020	1,406
Others	130,836	122,278	(8,558)	218	8,776
Monetary claims purchased	41,694	41,694	—	—	—
Certificates of deposit	8,000	8,000	—	—	—
Monetary trusts	66,520	66,919	398	3,509	3,111

b. Fair value information on monetary trusts (Millions of Yen)

	At September 30, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	81,972	81,972	—	—	—
Investments focus on domestic bonds	10,832	10,832	—	—	—
Investments focus on domestic stocks	32,654	32,654	—	—	—
Investments focus on foreign stocks	38,185	38,185	—	—	—
Jointly operated designated monetary trusts	300	300	—	—	—

	At September 30,2001				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	188,061	188,061	—	—	—
Investments focus on domestic bonds	10,500	10,500	—	—	—
Investments focus on domestic stocks	137,410	137,410	—	—	—
Investments focus on foreign stocks	39,850	39,850	—	—	—
Jointly operated designated monetary trusts	300	300	—	—	—

	At March 31, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Monetary Trusts	95,195	95,195	—	—	—
Investments focus on domestic bonds	10,598	10,598	—	—	—
Investments focus on domestic stocks	36,866	36,866	—	—	—
Investments focus on foreign stocks	47,430	47,430	—	—	—
Jointly operated designated monetary trusts	300	300	—	—	—

(a) Monetary trusts within trading securities (Millions of Yen)

	At September 30, 2002		At September 30, 2001	
	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)
Trading securities	19,775	(2,452)	34,865	(312)
Domestic stocks	19,775	(2,452)	34,865	(312)

	At March 31, 2002	
	Current Fair Value and Carrying Value	Net Valuation Gains (Devaluation Losses)
Trading securities	22,227	10,610
Domestic stocks	22,227	10,610

Note: Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts, which are charged or credited to income, showed a gain of 874 million yen at September 30, 2001 and a gain of 1,796 million yen at March 31, 2002, respectively.

(b) Monetary trusts within available-for-sale securities (Millions of Yen)

	At September 30, 2002				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	61,738	56,653	(5,085)	1,064	6,149
Domestic bonds	10,330	10,714	383	418	34
Domestic stocks	8,953	8,902	(50)	458	509
Foreign stocks	42,455	37,036	(5,418)	187	5,606
Total	61,738	56,653	(5,085)	1,064	6,149

	At September 30,2001				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	151,864	121,437	(30,427)	2,410	32,838
Domestic bonds	10,146	10,466	320	374	53
Domestic stocks	97,811	72,308	(25,503)	928	26,431
Foreign stocks	43,906	38,662	(5,244)	1,107	6,352
Total	151,864	121,437	(30,427)	2,410	32,838

	At March 31, 2002				
	Carrying Value Prior to Mark-to-Market	Current Fair Value and Carrying Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Available-for-sale securities	66,520	66,919	398	3,509	3,111
Domestic bonds	10,274	10,540	265	312	46
Domestic stocks	9,789	9,709	(80)	1,000	1,081
Foreign stocks	46,456	46,670	213	2,196	1,983
Total	66,520	66,919	398	3,509	3,111

Notes:

1.Securities included in jointly operated designated monetary trusts are not included herein.

2.Other than the above, net valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credited to income, showed a gain of 61 million yen at September 30, 2002, a loss of 365 million yen at September 30, 2001 and a loss of 272 million yen at March 31, 2002, respectively.

c. Fair value information on real estate (Millions of Yen)

	At September 30, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	99,229	91,242	(7,986)	30,549	38,535
Leasehold	1,038	723	(314)	363	677
Total	100,267	91,966	(8,301)	30,912	39,213

	At September 30,2001				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	94,305	93,598	(707)	36,287	36,994
Leasehold	1,040	866	(174)	459	633
Total	95,345	94,464	(881)	36,746	37,628

	At March 31, 2002				
	Carrying Value	Current Fair Value	Net Unrealized Gains (Losses)		
				Gains	Losses
Land	101,388	96,015	(5,372)	33,122	38,495
Leasehold	1,040	823	(216)	433	650
Total	102,429	96,839	(5,589)	33,556	39,145

Note: Figures for current fair value are based on posted prices.

d. Fair value information on derivative transactions

(a) Gains (losses) on derivatives (Millions of Yen)

		Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
At Sept. 30, 2002	Hedge accounting applied	—	—	—	—	—	—
	Hedge accounting not applied	(1,388)	(3,221)	94	—	—	(4,515)
	Total	(1,388)	(3,221)	94	—	—	(4,515)
At Sept. 30, 2001	Hedge accounting applied	—	—	—	—	—	—
	Hedge accounting not applied	(1,550)	(1,626)	814	—	—	(2,362)
	Total	(1,550)	(1,626)	814	—	—	(2,362)
At Mar. 31, 2002	Hedge accounting applied	—	—	—	—	—	—
	Hedge accounting not applied	(1,423)	(1,940)	859	—	—	(2,503)
	Total	(1,423)	(1,940)	859	—	—	(2,503)

Notes:
1. Gains (losses) on derivatives not applied to hedge accounting are recorded in the income statements.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(b) Interest-related transactions (Millions of Yen)

	At September 30, 2002				At September 30,2001			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	—	—	—	—	—	—	—	—
Receipts floating, payments fixed	61,800	59,200	(1,388)	(1,388)	64,400	61,800	(1,550)	(1,550)
Receipts floating, payments floating	—	—	—	—	—	—	—	—
Others:								
Sold	—	—	—	—	—	—	—	—
Bought	—	—	—	—	—	—	—	—
Total				(1,388)				(1,550)

	At March 31, 2002			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	—	—	—	—
Receipts floating, payments fixed	64,400	61,800	(1,423)	(1,423)
Receipts floating, payments floating	—	—	—	—
Others:				
Sold	—	—	—	—
Bought	—	—	—	—
Total				(1,423)

Interest rate swaps by contractual maturity dates: (Millions of Yen, %)

	At September 30, 2002				At September 30,2001			
	Total	One year or shorter	One year to three years	Over three years	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:								
Notional amount	—	—	—	—	—	—	—	—
Average fixed rate (receipt)	—	—	—	—	—	—	—	—
Average fixed rate (payment)	—	—	—	—	—	—	—	—
Receipts floating, payments fixed								
Notional amount	61,800	2,600	55,200	4,000	64,400	2,600	55,200	6,600
Average fixed rate (receipt)	1.10	0.07	1.23	0.07	1.04	0.08	1.20	0.08
Average fixed rate (payment)	2.20	1.97	2.22	1.97	2.19	1.97	2.22	1.97

	At March 31, 2002			
	Total	One year or shorter	One year to three years	Over three years
Receipts fixed, payments floating:				
Notional amount	—	—	—	—
Average fixed rate (receipt)	—	—	—	—
Average fixed rate (payment)	—	—	—	—
Receipts floating, payments fixed				
Notional amount	64,400	2,600	55,200	6,600
Average fixed rate (receipt)	1.04	0.10	1.20	0.10
Average fixed rate (payment)	2.19	1.97	2.22	1.97

(c) Currency-related transactions (Millions of Yen)

	At September 30,2002				At September 30,2001			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year				Over One Year		
Over-the-counter transactions								
Sold:	161,564	—	164,786	(3,221)	195,673	—	197,304	(1,630)
U.S. dollar	87,545	—	89,565	(2,020)	176,484	—	178,021	(1,537)
Euro	61,230	—	62,192	(962)	19,189	—	19,282	(92)
British pound	12,788	—	13,027	(239)	—	—	—	—
Canadian dollar	—	—	—	—	—	—	—	—
Bought:	155	—	156	0	330	—	334	3
U.S. dollar	146	—	147	0	330	—	334	3
Euro	9	—	9	0	—	—	—	—
British pound	—	—	—	—	—	—	—	—
Canadian dollar	—	—	—	—	—	—	—	—
Total				(3,221)				(1,626)

	At March 31, 2001			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over One Year		
Over-the-counter transactions				
Sold:	73,653	—	75,594	(1,941)
U.S. dollar	73,653	—	75,594	(1,941)
Euro	—	—	—	—
British pound	—	—	—	—
Canadian dollar	—	—	—	—
Bought:	380	—	381	1
U.S. dollar	380	—	381	1
Euro	—	—	—	—
British pound	—	—	—	—
Canadian dollar	—	—	—	—
Total				(1,940)

Notes:

1. Forward exchange rates are used as the term end exchange rates.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclosure.

(d) Stock-related transactions (Millions of Yen)

	At September 30,2002				At September 30,2001			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock futures:								
Sold	98,060	—	97,966	94	44,459	—	43,645	814
Bought	—	—	—	—	—	—	—	—
Stock options:								
Sold								
Call	—	—	—	—	—	—	—	—
Put	—	—	—	—	—	—	—	—
Bought								
Call	—	—	—	—	—	—	—	—
Put	—	—	—	—	—	—	—	—
Total				94				814

	At March 31, 2001			
	Contracted value or notional principal amount	Over One Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions				
Stock futures:				
Sold	65,843	—	64,983	859
Bought	—	—	—	—
Stock options:				
Sold				
Call	—	—	—	—
Put	—	—	—	—
Bought				
Call	—	—	—	—
Put	—	—	—	—
Total				859

(e) Bond-related transactions

The Company held no bond-related derivative instruments at September 30, 2002, 2001 and March 31, 2002.

(f) Others

The Company held no other derivative instruments at September 30, 2002, 2001 and March 31, 2002.

3. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Consolidated)

(Millions of Yen, %)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Loans to bankrupt companies	482	1,054	472
Past due loans	8,703	13,476	10,765
Loans over due for three months or more	389	339	296
Restructured loans	2,244	8,249	3,378
Total:a	11,820	23,120	14,913
[% of total loans]	[1.01]	[2.08]	[1.29]
Specific reserve for possible loan losses:b	3,700	6,536	5,560
General reserve for possible loan losses:c	4,411	7,225	6,029
Amount covered by collateral and guarantees:d	6,211	8,996	6,337
Sub-total =a-b-c-d	(2,503)	361	(3,013)
Coverage ratio A = (b+c) / a	[68.6]	[59.5]	[77.7]
Coverage ratio B = (b+c+d) / a	[121.2]	[98.4]	[120.2]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2002, September 30, 2001 and March 31, 2002 amounted to 3,955 million yen, 2,346 million yen and 5,067 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 4,659 million yen, 4,750 million yen and 3,824 million yen as of September 30, 2002, September 30, 2001 and March 31, 2002, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Non-Consolidated) (Millions of Yen, %)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Loans to bankrupt companies	482	1,054	472
Past due loans	8,703	13,475	10,764
Loans over due for three months or more	389	339	296
Restructured loans	2,242	8,246	3,376
Total:a	11,818	23,116	14,910
[% of total loans]	[1.01]	[2.07]	[1.29]
Specific reserve for possible loan losses:b	3,657	6,470	5,486
General reserve for possible loan losses:c	4,413	7,228	6,030
Amount covered by collateral and guarantees:d	6,211	8,996	6,337
Sub-total =a-b-c-d	(2,463)	420	(2,944)
Coverage ratio A = (b+c) / a	[68.3]	[59.3]	[77.2]
Coverage ratio B = (b+c+d) / a	[120.8]	[98.2]	[119.7]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2002, September 30, 2001 and March 31, 2002 amounted to 3,955 million yen, 2,346 million yen and 5,067 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 4,659 million yen, 4,750 million yen and 3,824 million yen as of September 30, 2002, September 30, 2001 and March 31, 2002, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

4. Disclosed Claims Based on Insurance Business Law Standard

(Consolidated)

(Millions of Yen, %)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Claims against bankrupt and quasi-bankrupt obligors	4,210	4,773	3,515
Claims with collection risk	4,976	9,761	7,724
Claims for special attention	2,640	8,603	3,686
Sub-total	11,827	23,138	14,926
[% of Total]	[0.93]	[1.84]	[1.11]
Claims against normal obligors	1,259,436	1,232,310	1,327,528
Total	1,271,263	1,255,448	1,342,455

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.
4. Claims against normal obligors are all other loans.
5. Claims stated above include those incurred in relation to security lending contracts with cash collateral

(Non-Consolidated)

(Millions of Yen, %)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Claims against bankrupt and quasi-bankrupt obligors	4,210	4,772	3,514
Claims with collection risk	4,976	9,760	7,723
Claims for special attention	2,639	8,600	3,684
Sub-total	11,825	23,134	14,923
[% of Total]	[0.93]	[1.84]	[1.11]
Claims against normal obligors	1,259,401	1,237,291	1,331,148
Total	1,271,227	1,260,425	1,346,072

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.
2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.
3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.
4. Claims against normal obligors are all other loans.
5. Claims stated above include those incurred in relation to security lending contracts with cash collateral

(Reference) Reserves for possible loan losses (non-consolidated)

(Millions of Yen)

		Six Months Ended September 30, 2002	Six Months Ended September 30, 2001	Year Ended March 31, 2002
1.	Reserve for possible loan losses			
	a. General reserve	4,413	7,228	6,030
	b. Specific reserve	3,657	6,470	5,486
	c. Specific reserves for loans to refinancing countries	—	—	—
2.	Net provision for specific reserve			
	a. Provision	3,657	6,470	11,957
	b. Reversal	3,942	8,902	14,827
	c. Net provision	(284)	(2,432)	(2,870)
3.	Specific reserves for loans to refinancing countries			
	a. Number of countries	—	—	—
	b. Amount of loans	—	—	—
	c. Net provision	—	—	—
4.	Write-off of loans	58	316	3,620

5. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

		Six Months Ended Sept. 30, 2002	Six Months Ended Sept. 30, 2001	Year Ended Mar. 31, 2002
Core profit (A)		38,788	41,516	109,889
Capital gains		28,390	20,203	89,192
	Gains from monetary trusts,net	—	—	—
	Gains on investments in trading securities, net	—	—	592
	Gains on sale of securities	13,254	13,188	88,599
	Gains from derivatives, net	15,135	7,014	—
	Foreign exchange gains, net	—	—	—
	Others	—	—	—
Capital losses		47,112	53,533	176,406
	Losses from monetary trusts, net	6,696	17,286	30,189
	Losses on investments in trading securities, net	3,826	286	—
	Losses on sale of securities	7,270	12,744	56,135
	Devaluation losses on securities	28,952	19,295	54,121
	Losses from derivatives, net	—	—	25,925
	Foreign exchange losses, net	366	3,920	10,034
	Others	—	—	—
Capital gains/losses (B)		(18,721)	(33,329)	(87,214)
(A+B)		20,066	8,186	22,675
Other one-time gains		—	(376)	—
	Ceding reinsurance commissions	—	—	—
	Reversal of contingency reserve	—	(376)	—
	Others	—	—	—
Other one-time losses		1,239	316	(17,393)
	Reinsurance premiums	—	—	—
	Provision for contingency reserve	1,181	—	(21,013)
	Provision for specific reserve for possible loan losses	—	—	—
	Provision for specific reserves for loans to refinancing countries	—	—	—
	Write-off of loans	58	316	3,620
	Others	—	—	—
Other one-time gains/losses (C)		(1,239)	(692)	17,393
Ordinary Profit (A+B+C)		18,827	7,494	40,068

6. Solvency Margin Ratio

(Non-Consolidated)

(Millions of Yen)

	At September 30, 2002	At September 30, 2001	At March 31, 2002
Total solvency margin (A)	416,603	406,020	437,509
Equity (less certain items)	116,080	113,309	115,300
Reserve for price fluctuation	28,726	27,392	28,042
Contingency reserve	74,702	94,910	73,521
Reserve for possible loan losses	4,413	7,228	6,030
Net unrealized gains on available-for-sale securities (before tax) x 90 per cent.	65,916	1,479	58,480
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(8,301)	(881)	(5,589)
Excess of amount of policy surrender payment	107,842	106,329	103,985
Unallotted portion of reserve for policyholder dividends	7,634	3,279	7,634
Future profits	12,240	9,347	15,331
Deferred tax assets	22,348	43,624	44,773
Subordinated debt	—	—	—
Deductible items	(15,000)	—	(10,000)
Total risk (B) $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	101,008	113,247	113,341
Insurance risk R_1	35,055	34,431	34,542
Assumed investment yield risk R_2	23,199	24,183	23,623
Investment risk R_3	68,816	80,772	81,391
Business risk R_4	2,541	2,787	2,791
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$	824.9%	717.0%	772.0%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.
2. Equity at March 31, 2002 represents equity on the balance sheet less net unrealized gains on securities, deffered gain on sale of real estate, estimated appropriation paid in cash and cash payment based on Article 12 of the implementation order for Insurance Business Law.
3.Equity at September 30, 2002 and 2001 represents equity on the balance sheet less net unrelised gains on securities, deffered gain on sale of real estate and estimated appropriation paid in cash.
4. Deductible items in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

(T&D Financial Life Insurance Company)

(Millions of Yen)

		At September 30, 2002	At March 31, 2002
Total solvency margin (A)		30,462	22,886
Equity (less certain items)		27,022	10,323
Reserve for price fluctuations		38	8
Contingency reserve		104	42
Reserve for possible loan losses		381	264
Net unrealised gains on available-for-sale securities (before tax) x 90 per cent.		904	112
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		70	209
Subordinated debt		—	10,000
Others		1,941	1,925
Total risk (B)	$\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$	4,742	4,346
Insurance risk	R_1	3,765	3,912
Assumed investment yield risk	R_2	507	535
Investment risk	R_3	2,050	1,089
Business risk	R_4	189	110
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,284.8%	1,053.0%

Notes:

1. The above data for T&D Financial Life Insurance Company are disclosed because it became an affiliated company of the Company due to the capital contribution effective October 17, 2001.
2. (a) The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.
   (b) Equity represents equity on the balance sheet less net unrealized gains on securities.

File No.82-34658

Supplementary Data for Six Months Ended September 30, 2002 Non-Consolidated Financial Results at Press Conference

Sales Results

(Millions of Yen, %)

	Six Months Ended September 30, 2002	% Change from Year Ended Mar. 31, 2002	% Change from Six Months Ended Sept. 30, 2001	Year Ended March 31, 2002	Six Months Ended September 30, 2001
New Policy Amount	2,296,478	—	0.8	4,570,422	2,278,280
Policy Amount in Force	39,086,303	0.4	0.6	38,929,108	38,837,347
Surrender & Lapse Amount	1,646,574	—	(10.3)	3,493,202	1,836,299
Surrender & Lapse Rate	4.23	—	—	9.0	4.71
Income from Insurance Premiums	515,888	—	2.3	1,059,445	504,180

Notes: 1. New policy amount and policy amount in force include individual insurance and annuities.
2. New policy amount includes increase from conversion.
3. Surrender and lapse amount does not include reinstatement.
4. Surrender and lapse rates for six months ended September 30, 2002 and 2001 are not annualized.

Assets

(Millions of Yen, %)

	At September 30, 2002	% Change from Mar. 31, 2002	% Change from Sept. 30, 2001	At March 31, 2002	At September 30, 2001
Total Assets	5,982,225	(0.0)	2.1	5,982,789	5,858,086
Adjusted Net Asset	492,706	4.6	(4.3)	471,234	514,916
Solvency Margin Ratio	824.9	52.9 points	107.9 points	772.0	717.0

Note: Adjusted net asset is calculated based on the regulatory standard.

Core Profit

(Millions of Yen, %)

	Six Months Ended September 30, 2002	% Change from Year Ended Mar. 31, 2002	% Change from Six Months Ended Sept. 30, 2001	Year Ended March 31, 2002	Six Months Ended September 30, 2001
Core Profit	38,788	—	(6.6)	109,889	41,516

Negative Spread

(Millions of Yen)

	Year Ending March 31, 2003 (Forecast)	Year Ended March 31, 2002
Negative Spread	26,000	5,723

Policy and Other Reserves

(Millions of Yen, %)

	At September 30, 2002			At March 31, 2002	At September 30, 2001
		Increase (decrease) from Mar. 31, 2002	Increase (decrease) from Sept. 30, 2001		
Policy Reserve	5,404,576	22,582	73,092	5,381,993	5,331,483
General Account	5,209,046	49,144	91,866	5,159,901	5,117,180
Special Account	195,529	(26,562)	(18,773)	222,091	214,303
Reserve for Price Fluctuation	28,726	684	1,334	28,042	27,392
Contingency Reserve	74,702	1,181	(20,208)	73,521	94,910
Contingency Reserve 1	43,154	1,021	1,607	42,132	41,546
Contingency Reserve 2	31,548	159	(21,816)	31,388	53,364

Unrealized Gains / Losses

(Millions of Yen, %)

	At September 30, 2002			At March 31, 2002	At September 30, 2001
		% Change from Mar. 31, 2002	% Change from Sept. 30, 2001		
Securities (Note)	161,878	15.1	1.5	140,585	159,531
Domestic Stocks	9,001	(49.9)	(52.6)	17,951	18,990

Note: These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

Devaluation Losses

(Millions of Yen, %)

	At September 30, 2002			At March 31, 2002	At September 30, 2001
		% Change from Mar. 31, 2002	% Change from Sept. 30, 2001		
Securities: a	18,108	(64.9)	25.1	51,662	14,479
Domestic Stocks	10,214	(79.0)	(12.5)	48,635	11,677
Yen Denominated Bonds	174	12.9	-	154	-
Foreign Denominated Bonds	-	-	-	-	-
Foreign Stocks	161	-	-	-	-
Other Securities	7,557	163.1	169.7	2,872	2,802
Monetary Trusts: b	10,843	341.0	125.2	2,459	4,815
Total: a + b	28,952	(46.5)	50.1	54,121	19,295

Note: Other securities include domestic and foreign securities.

Standards for Calculating Devaluation Losses on Domestic Stocks

a. New Standards at September 30, 2002

All losses when the rate of decline of the market value is 30% or more of the book value.

b. Previous Standards at March 31, 2002 and September 30, 2001

(a) All losses when the rate of decline of the market value is 50% or more of the book value.

(b) Either of the following when the rate of decline of the market value is more than 30% and less than 50% of the book value:

The rate of decline of the market value that is more than 30% and less than 50% has continued for a period of two years (4 semi-annual periods including interim periods); or

The issuing company's net worth is negative, or the issuing company has reported net losses for two consecutive fiscal years and is forecasted to report a net loss in the following fiscal year.

Investment for six months ended September 30, 2002 (Millions of Yen)

	Net Increase (decrease)	2nd. Half Year Ending March 31, 2003
Domestic Stocks	(16,928)	Basically maintain current asset composition. Possible change according to the prospect of the market.
Domestic Bonds	(88,487)	
Foreign Stocks, etc.	17,775	
Foreign Bonds	(13,208)	
Other Securities	79,610	
Real Estate	1,975	

Notes:

1. Domestic stocks and foreign stocks include those held in monetary trusts and alternative investments.
2. Net increase (decrease) indicates net of the total executed amount. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

Stock index price where unrealized gains / losses on domestic stocks are even at September 30, 2002

NIKKEI Average	Yen	9,000
TOPIX		890

Note: These figures are calculated based on stocks holding at September 30, 2002, assuming that our stock portfolio is the same as those of NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

Performance Forecast (Billions of Yen, %)

	Year Ending March 31, 2002 (Current forecast)	Year Ending March 31, 2002 (Previous forecast)
Income from Insurance Premiums	1,015	965
Core Profit	80	90
Ordinary Profit	55	69
Unappropriated Retained Earnings	50	58
Policy amount in Force	39,280	39,210
Individual Term Life	34,760	34,860
New Policy Amount	4,600	4,840
Individual Term Life	4,210	4,610
Surrender & Lapse Rate	8.4	8.9
Total Asset	Same level as previous year end	Same level as previous year end

Notes:

1. Unapproproated retained earnings include provision for reserve for policyholder dividends for comparison from the previous fiscal year, as the Company became a joint stock company.
2. Policy amount in force and new policy amount include individual insurance and annuities.
3. The above forecasts for the year ending March 31, 2003 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

Cross Holdings with Domestic Banks at September 30, 2002

a. From Domestic Banks (Millions of Yen)

	Amount
Funds	None
Subordinated Debt	None

b. To Domestic Banks (Millions of Yen)

	Amount
Stocks	64,687
Preferred Stocks issued by Foreign Subsidiaries	60,000
Preferred Securities issued by Foreign Subsidiaries	14,520
Subordinated Loans and Debentures	216,394

Number of Employees and Agents

	At September 30, 2002			At March 31, 2002	At September 30, 2001
		% Change from March 31, 2002	% Change from Sept. 30, 2001		
Sales Representatives	5,178	0.5	5.1	5,154	4,925
Sales Agents	13,055	(1.5)	(2.2)	13,252	13,342
Administrative Personnel	3,185	2.1	(0.8)	3,121	3,210

File No.82-34658

November 21, 2002
Daido Life Insurance Company
(Code 8799)

Disclosure of Embedded Value

Daido Life Insurance Company (the company) has decided to disclose Embedded Value as of the end of March 2002 to promote a better understanding of the current condition of the company among investors and other interested parties. To assure transparency and fairness, the company also discloses major assumptions and the effects of changes in assumptions (sensitivities), and attaches an opinion provided by an outside specialist (actuarial firm).

1. Embedded Value Concept

   Embedded Value is the sum of "Adjusted Book Value" calculated from the balance sheet and "Existing Business Value" calculated from existing policies in force. In Europe and Canada, it is used as one of various useful information for evaluating the corporate value of a life insurance company.

   Under current statutory accounting practices applicable to life insurance companies in Japan, there is a time lag between the sale of policies and recognition of profits. The use of Embedded Value allows the contribution of future profit from new business to be recognized at the time of sale. It therefore serves as a valuable supplement to statutory financial information.

   The calculation of Embedded Value involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future experience might materially differ from the assumptions used in the Embedded Value calculations. Moreover, since actual market value is determined by investors based on a variety of information available to them, it may significantly diverge from Embedded Value. Therefore, Embedded Value is not the sole indicator of the corporate value of a life insurance company, and investors should be careful in using Embedded Value.

2. Embedded Value as of the End of March 2002

Embedded Value is the sum of "Adjusted Book Value" calculated from the balance sheet and "Existing Business Value" calculated from existing policies in force, which can be regarded as an amount attributable to shareholders.

(100 Million Yen)

	End of March 2002
Embedded Value	4,029
Adjusted Book Value (Note 1)	1,905
Existing Business Value (Note 2)	2,124
Embedded Value of New Business (Note 3)	170

(Note 1) Adjusted Book Value = Total Equity (excluding Net Unrealized Gains on Securities and Estimated Appropriation Paid in Cash) + Quasi-equity Liabilities (Reserve for Price Fluctuation, Contingency Reserve and Unallotted Portion of Reserve for Policyholder Dividend) + Net Unrealized Gains on Securities (after-tax, excluding held-to-maturity bonds and bonds for which the classification has been changed to "Available-for-Sale Securities") + Net Unrealized Gains (Losses) on real estate (after-tax) + Deferred Tax Assets for Quasi-equity Liabilities.

(Note 2) Existing Business Value = Present Value of Future After-Tax Profit on existing business in force - Present Value of Cost of Capital.
"Cost of Capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed solvency margin ratio.

(Note 3) "Embedded Value of New Business" indicates the value of new business (including new business from conversion) for the year ended March 2002 included in total Embedded Value.

3. Major Assumptions

The followings are the major assumptions employed in the calculation of Embedded Value:

Item	Assumptions
Discount Rate	6%. A rate applied to determine the present value of future earnings. It is determined by adding the Company's risk premium to the risk free rate.
Investment Yield	Investment yield on new investments: 2.10% Yield on major invested assets (Composition) Domestic Government and Corporate Bonds: 1.64% (57%) Commercial Loans: 1.47% (19%) Call Loans: 0.50% (10%) Domestic Stocks: 6.46% (6%) Other Assets: 5.59% (8%)
Solvency Margin Ratio	600%. Solvency margin ratio assumed to be maintained in the future in calculating the cost of capital.
Mortality	Set based on experience for the most recent 3 years
Surrender and Lapse	Set based on recent experience
Operating Expense	Set based on recent experience
Tax Rate	Set based on recent effective tax rate (36.11%)

4. Effects of Changes in Assumptions (Sensitivities)

The followings are the effects on Embedded Value of changes in assumptions:

(100 Million Yen)

	End of March 2002	
	Amount of Increase/Decrease	Rate of Increase/Decrease
Discount Rate: from 6% to 4%	512	12.7%
Discount Rate: from 6% to 8%	(408)	(10.1%)
Investment Yield*: + 0.25%	772	19.2%
Investment Yield*: - 0.25%	(772)	(19.2%)
Solvency Margin Ratio: from 600% to 400%	253	6.3%
Solvency Margin Ratio: from 600% to 800%	(273)	(6.8%)
Surrender and Lapse in Individual Insurance and Annuities: - 10%	128	3.2%
Surrender and Lapse in Individual Insurance and Annuities: + 10%	(115)	(2.9%)

*Includes earnings on existing assets.

5. Opinion of Actuarial Firm

To assure fairness, the company had requested Milliman Japan, an outside specialist (actuarial firm), to review the calculation methodology, the assumptions and the validity of results of Embedded Value calculation. Milliman Japan provided their opinion as attached.

6. Disclosure Policy for the Future

Henceforth, Embedded Value for each accounting period (as of the end of March) will be disclosed immediately following the reporting of business results for the period.

A Copy of the Opinion of the Actuarial Firm

Submitted to:
The Board of Directors
Daido Life Insurance Company

November 15, 2002

Stephen H. Conwill, FSA, MAAA
Managing Director & Senior Consultant

Kohji Hirabayashi, FIAJ, ASA
Actuary

Opinion Regarding the Embedded Value Calculations of Daido Life

This opinion is offered in connection with embedded value calculations of Daido Life as of March 31, 2002. Any distribution of this document must be in its entirety.

Qualifications

Stephen H. Conwill, Managing Director of Milliman Japan (= Japan Branch of Milliman USA Inc. (= Milliman)), is a fellow of the US Society of Actuaries and a Member of the American Academy of Actuaries, and Kohji Hirabayashi, Actuary with Milliman Japan, is a fellow of Institute of Actuaries of Japan ("IAJ") and an associate of the US Society of Actuaries. Both are qualified as actuaries and are obligated to follow the Code of Conduct of the IAJ.

No standards have been drafted in Japan with respect to the development of embedded values, and professional practice standards worldwide with respect to the development of embedded values are still evolving. Nonetheless, a broad consensus regarding methods and choice of assumptions can be said to exist. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, in coming to our opinion, we have reviewed guidelines in Canada and the UK that may be viewed as indicative of evolving standards for embedded values and related work, in particular the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the Association of British Insurers' paper on the Achieved Profits Method of Accounting. In developing our opinion, we have taken into consideration these guidelines and generally accepted actuarial principles.

This letter represents our professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, we are not offering an opinion on the market value of Daido Life.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about Daido, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

Milliman professionals worked closely with Daido Life in the development of embedded value methods and assumptions, and have assisted in various numerical calculations. When Daido Life was primarily responsible for developing methods, assumptions, or results, Daido's work was reviewed by us to assure the appropriateness of those methods, assumptions or results. When Milliman professionals were responsible for developing methods, assumptions, or results, our work-product was reviewed by Daido in addition to undergoing Milliman's internal peer review process.

Reliances

In the course of this work, Milliman professionals depended on data and information provided by Daido. The data and information Milliman has relied on can be broadly categorized as follows:

1. Information in the financial statements of Daido Life, in particular, the value of balance sheet assets and the size of reported liabilities.
2. Data and information on in-force business at March 31, 2002, and other dates.
3. Policy data and information, including sum insured, gross premiums, reserves, and other values.
4. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures and

dividend scales.

5. Business plans and other data and information provided by the company.
6. Various experience studies, for example lapse, mortality, and morbidity, prepared by Daido Life professionals.

We performed no formal audit of this data and information, and the validity of our opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which we are Opining

The embedded value results, as of March 31, 2002, that are the subject of this opinion, are summarized in the table below:

Item	Amount(¥ 100 millions)
Adjusted Book Value	1,905
Existing Business Value, after tax and cost of capital	2,124
Total Embedded Value	4,029

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to March 31, 2002, and we have not considered such changes in rendering our opinion.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy lapse rates, policyholder mortality and morbidity, and corporate expense. In choosing assumptions, Daido has taken care to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially,

from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

Subject to the caveats outlined in the preceding sections, we confirm that Daido Life's embedded value, as of March 31, 2002, was developed using methods and assumptions consistent with evolving international standards. Furthermore, the company's choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in embedded value analysis. In addition, we believe that results are accurate, in the context of the normal variability that would be anticipated by analysts and other professionals expert in the use of embedded values for the evaluation of life insurance operations.

File No.82-34658

November 21, 2002
Daido Life Insurance Company
Security Code: 8799

Reduction of Assumed Investment Yield for Single Premium Insurance Products and Discount Rate Applicable to Policies with Prepaid Premium

Daido Life Insurance Company announced today that it will reduce the assumed investment yield for single premium insurance products and the discount rate applicable to policies with prepaid premium. The revised rates will be applicable to new policies sold.

1. Assumed investment yield for single premium insurance products
   - The Company will reduce the assumed investment yield for single premium products to 1.0%, down from the current levels that range between 1.5% and 2.0%.
   - The reduced rates will apply to all new policies and policy riders sold on or after December 2, 2002.

2. Discount rate applicable to new policies with prepaid premiums
   - The Company will reduce the discount rate applicable to prepaid premiums to 0.5%, down from the current 1.0%.
   - The reduced rate will apply to all new policies sold on or after December 2, 2002.